EXHIBIT 99.2

EXECUTION VERSION

SENIOR SECURED NOTE INDENTURE

 between

GREAT BASIN GOLD LTD., as Issuer

and

GREAT BASIN GOLD INC.
RODEO CREEK GOLD INC.
ANTLER PEAK GOLD INC.
HOLLISTER VENTURE CORP.
TOUCHSTONE RESOURCES COMPANY

collectively, as Guarantors

and

HSBC BANK USA, N.A., as Trustee

PROVIDING FOR THE ISSUE OF
Senior Secured Notes
of Great Basin Gold Ltd.

Made as of December 12, 2008

ii

iii

Schedule "A" – Form of Notes

GREAT BASIN GOLD LIMITED

Senior Secured Note Indenture

THIS INDENTURE is made as of the 12th day of December, 2008,

BETWEEN:	GREAT BASIN GOLD LTD. ("GBG") ;

AND:	GREAT BASIN GOLD INC.
RODEO CREEK GOLD INC.
ANTLER PEAK GOLD INC.
HOLLISTER VENTURE CORP.
TOUCHSTONE RESOURCES COMPANY
(collectively, the "GUARANTORS");

AND:	HSBC BANK USA, N.A. (the "Trustee").

WITNESSETH THAT:

          WHEREAS GBG is authorized to create and issue the Notes as herein provided to be issued in one or more series as herein provided;

          AND WHEREAS all necessary resolutions of the directors of GBG have been duly passed and other proceedings taken and conditions complied with to make the creation and issuance of the Notes and this Indenture and the execution thereof and hereof legal, valid and effective;

          AND WHEREAS the Trustee has full power and authority to execute this Indenture and to accept and execute the rights, powers, duties, obligations and responsibilities and any trusts herein imposed upon it;

          AND WHEREAS all necessary resolutions of the directors of the Guarantors have been duly passed and other proceedings taken and conditions complied with to make the creation and issuance of this Indenture and the execution thereof and hereof legal, valid and effective.

NOW THEREFORE THIS SECURED NOTE INDENTURE WITNESSETH FOR GOOD AND VALUABLE CONSIDERATION GIVEN AND ACKNOWLEDGED THAT the parties hereto hereby agree and declare as follows:

1.   DEFINITIONS

1.1 Definitions and Interpretation

          In this Indenture, words in the singular number include the plural and words in the plural number include the singular, and the masculine includes the feminine and neuter. In this Indenture, except where the context otherwise requires:

"Affiliate" of any specified Person means any other Person which directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. For the purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by," and "under common control with"), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise;

"Affiliate Transaction" has the meaning ascribed thereto in subsection 6.1(i);

“Asset Disposition” means the disposition, in any transaction or series of related transactions, whether by sale, lease or transfer of any of the GBG Charged Property or which has the effect of selling or otherwise disposing of the GBG Charged Property unless (A) such disposed assets are replaced within a reasonable time (taking the location and availability of such assets and replacement assets into account), with property of at least the same value or (B) such disposition is of obsolete assets, which are no longer used or useful in connection with the Hollister or Esmeralda mining projects in Nevada;

"Bankruptcy Act" has the meaning ascribed thereto in subsection 7.1(f);

"Business Day" means any day other than a Saturday, Sunday or a day on which banks located in the City of New York or Vancouver, British Columbia are not open for business during normal banking hours;

"Change of Control" means the occurrence of any of the following:

(i)

the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of GBG and its Subsidiaries, taken as a whole, to any person; or

(ii)	the adoption of a plan relating to the liquidation or dissolution of GBG; or

(iii)	any person or group, becomes the owner, directly or indirectly, of 50% or more of the voting power or voting securities of GBG; or

(iv)

GBG amalgamates or consolidates with, or merges with or into, any person, or any person consolidates with, or merges with or into GBG, in any such event pursuant to a transaction in which any of the outstanding voting securities of GBG or such other person is converted into or exchanged for cash, securities or other property, other than any such transaction where the voting securities of GBG outstanding immediately prior to such transaction is converted into or exchanged for voting securities (other than Disqualified Capital Stock) of the surviving or transferee person constituting a majority of the outstanding shares of such voting securities of such surviving or transferee person (immediately after giving effect to such issuance).

"Corporate Trust Office" means the principal office of the Trustee at which the Trustee administers its trust activities, currently located at 452 Fifth Avenue, New York, NY 10018, Attention: Corporate Trust and Loan Agency Division, facsimile number: (212) 525-1300, or such other location in the United States as the Trustee may advise by notice given in accordance with this Agreement;

"Counsel" means the firm of legal counsel of international standing retained by GBG;

"Dollar" and "$" unless otherwise specified, mean lawful money of the United States;

"Disqualified Capital Stock" means any capital shares of GBG or a Subsidiary thereof which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder), or upon the happening of any event, matures or is mandatorily redeemable (other than solely for capital shares of GBG or a subsidiary thereof which are not otherwise Disqualified Capital Stock), pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (other than solely for capital shares of GBG or a subsidiary thereof which are not otherwise Disqualified Capital Stock), in whole or in part, on or prior to the maturity date of the Notes, for cash or securities constituting Indebtedness. Without limitation of the foregoing, Disqualified Capital Stock shall be deemed to include (i) any preferred shares of a Subsidiary of GBG and (ii) any preferred shares of GBG, with respect to either of which, under the terms of such preferred shares, by agreement or otherwise, such Subsidiary or GBG is obligated to pay current dividends or distributions in cash during the period prior to the maturity date of the Notes.

"Event of Default" has the meaning ascribed thereto in section 7.1;

"Excluded Taxes" means taxes, levies, imposts, deductions, charges or withholdings, including interest, penalties or additions thereto, and all related liabilities, imposed on or measured by net income or net profits of the relevant Holder, capital taxes or franchise taxes imposed pursuant to the Laws of Canada, the United States of America or by the jurisdiction under the laws of which the Holder is organized, in which such person is resident for tax purposes or in which the principal office or applicable lending office of such Holder is located or in which it is otherwise deemed to be engaged in a trade or business for Tax purposes or any subdivision thereof or therein, and any branch profits taxes imposed by the United States of America or any similar tax imposed by any jurisdiction on the Holder;

"GAAP" means generally accepted accounting principles in effect from time to time in Canada;

"GBG" means Great Basin Gold Ltd., a corporation under the laws of the Province of British Columbia;

"GBG Charged Property" shall have the meaning ascribed thereto in section 4.1;

"GBG GSA" means the general security agreement, as applicable, granted by GBG and the Guarantors in favour of the Trustee, for and on behalf of the Noteholders, on the GBG Charged Property, in a form and content acceptable to GBG, the Guarantors and the Trustee, to secure the Secured Obligations, as described in section 4.1, and as same may be amended, supplemented, restated or replaced from time to time;

"GBG Inc." means Great Basin Gold Inc., a corporation incorporated in the State of Nevada and a wholly owned subsidiary of GBG;

"GBG Security Interests" means, collectively, all of the Liens on the property of GBG or any of the Guarantors created or granted under the GBG GSA or any other security document delivered from time to time under section 4.3;

"Gold Equivalents" has the meaning ascribed thereto in section 6.1(m);

"Guarantee" has the meaning ascribed thereto in section 13.1;

"Guarantors" means Great Basin Gold Inc. Antler Peak Gold Inc., a corporation incorporated in the State of Nevada, Hollister Venture Corp., a corporation incorporated in the State of Nevada, Rodeo Creek Gold Inc., a corporation incorporated in the State of Nevada, Touchstone Resources Company, a corporation incorporated in the State of Nevada and each Subsidiary of GBG Inc. that hereafter becomes a Guarantor pursuant to Section 6.1(j) and "Guarantors" means such entities, collectively;

"Indebtedness" means any liability of GBG and its Subsidiaries;

"Indemnified Taxes" means Taxes (including Other Taxes) other than Excluded Taxes;

"Indenture", "herein", "hereby", "hereof" and similar expressions mean or refer to this Secured Note Indenture and any indenture, deed or instrument supplemental or ancillary hereto; and the expressions "Article", "section", "subsection", "paragraph" and "clause" followed by numbers or letters mean and refer to the specified Article, section, subsection, paragraph or clause of this Indenture; the whole as same may be amended, supplemented, restated or replaced from time to time;

"Interest Payment Date" means initially the date of issuance of the Notes and after the Second Anniversary, the 15th day of the months of June and December of each year, provided that, if any Interest Payment Date would otherwise fall on a day which is not a Business Day, it shall be postponed to the next following Business Day;

"Investments" means, directly or indirectly, any advance, account receivable (other than an account receivable arising in the ordinary course of business), loan or capital contribution to (by means of transfers of property to others, payments for property or services for the account or use of others or otherwise), the purchase of any stock, bonds, notes, debentures, partnership or joint venture interests or other securities of, the acquisition, by purchase or otherwise, of all or substantially all of the business or assets or stock or other evidence of beneficial ownership of, any Person or the making of any investment in any Person. Investments shall exclude (i) extensions of trade credit on commercially reasonable terms in accordance with normal trade practices and (ii) the repurchase of securities of any Person by such Person;

"Lien" shall mean any hypothec, mortgage, charge, pledge, lien (statutory or otherwise), security interest or other encumbrance of any nature however arising, or any other security agreement or arrangement creating in favour of any creditor a right in respect of any asset that is prior to the right of any other creditor in respect of such asset;

"Maturity Date" means the date on which the Notes are to mature pursuant to subsection 2.1(d);

“Non-Nevada Subsidiary” means Ganes Creek Ventures Corp., a corporation incorporated pursuant to the laws of Alaska, N5C Resources Inc. a corporation incorporated pursuant to the laws of the Cayman Islands, N6C Resources Inc. a corporation incorporated pursuant to the laws of the Cayman Islands, Southgold Exploration (Proprietary) Limited a corporation incorporated pursuant to the laws of South Africa, Great Basin Gold RSA (Proprietary) Limited a corporation incorporated pursuant to the laws of South Africa, Tranter Burnstone (Proprietary) Limited a corporation incorporated pursuant to the laws of South Africa, Puma Gold (Pty) Ltd a corporation incorporated pursuant to the laws of South Africa, Rusaf Gold Ltd a corporation incorporated pursuant to the laws of Birtish Columbia, Franklyn Ltd a corporation incorporated pursuant to the laws of the British Virgin Islands, Goldtone Ltd a corporation incorporated pursuant to the laws of the British Virgin Islands, Reef Miners Ltd a corporation incorporated pursuant to the laws of Tanzania Premier Resources Ltd a corporation incorporated pursuant to the laws of Tanzania, Protocol Exploration Ltd a corporation incorporated pursuant to the laws of Tanzania, Shield Resources Ltd a corporation incorporated pursuant to the laws of Tanzania, Boulder Investments Ltd a corporation incorporated pursuant to the laws of Cyprus, Kurils Holdings Ltd a corporation incorporated pursuant to the laws of the British Virgin Islands, Kurils Project Holdings Ltd a corporation incorporated pursuant to the laws of the British Virgin Islands and Kurils Resources LLC a limited liability company formed pursuant to the laws of Russia;

"Noteholder(s)" or "Holder(s)" means the registered holder(s) of Notes;

"Noteholders’ Request" means an instrument, signed in one or more counterparts by the Holders of at least 25% in the aggregate principal amount of Notes then outstanding, requesting the Trustee to take some action or proceeding specified therein;

"Notes" means collectively the 14% senior secured notes of GBG authorized to be issued hereunder each in principal amount denominations of US$1,000 and any integral multiple thereof;

"Officer’s Certificate" means a certificate signed in the name of GBG by any of the Chairman, the President, Chief Financial Officer, Vice-President or any other senior executive officer of GBG;

“Opinion of Counsel” means a written opinion from legal counsel who is reasonably acceptable to the Trustee;

"Ore" has the meaning ascribed thereto in section 6.1(m);

"Other Taxes" means any present or future transfer, mortgage, stamp or documentary taxes or any other excise or property taxes, charges, financial institutions duties, debits taxes or similar levies imposed by Canada, or any province or territory thereof, the United States or any other jurisdiction that arise from any payment under this Agreement or under the Notes or from the execution, delivery, enforcement or registration of, or otherwise with respect to, this Agreement or the Notes;

"Permitted Investments" means, for any Person, investments made on or after the date of this Indenture consisting of:

(i)	Investments by GBG, or by a Guarantor, in GBG or a Guarantor;

(ii)	Temporary Cash Investments;

(iii)

Investments by GBG, or by a Guarantor, in a Person (or in all or substantially all of the business or assets of a business of a Person), if as a result of such Investment (a) such Person becomes a Guarantor; (b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, GBG or a Guarantor; or (c) such business or assets are owned by GBG or a Guarantor; and

(iv)	accounts receivable of GBG and its Guarantors generated in the ordinary course of business;

"Permitted Liens" means, at any time, the following Liens:

(i)

Liens for taxes, assessments or governmental levies not yet due or which are being contested if adequate reserves with respect thereto are maintained in accordance with GAAP, so long as the same do not involve any imminent danger of the sale, forfeiture or loss of any of the material property of GBG or any interest therein;

(ii)

undetermined or inchoate Liens arising in the ordinary course of business, a claim for which has not been filed or registered pursuant to law or of which notice shall not have been given or become known to GBG or the Trustee;

(iii)

carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Liens arising in the ordinary course of business which are not overdue for a period of more than 30 days or which are being contested;

(iv)

existing servitudes, rights-of-way, restrictions and other similar encumbrances and those created in the future which, in the aggregate, do not materially detract from the value of the property subject thereto or interfere with the ordinary conduct of the business of GBG;

(v)	statutory Liens incurred or deposits made in the ordinary course of business of GBG in connection with worker’s compensation, employment insurance and other social security legislation;

(vi)	the reservations and exceptions contained in, or implied by statute or pursuant to the agreements under which a Guarantor holds any mineral title or interest;

(vii)

Liens given to a public utility or similar operating authority when ordinarily required as part of the normal operating practices of such utility or operating authority but only to the extent that the same provide security to such utility or operating authority for payments required to be made by GBG in the ordinary course of business for services provided to GBG by such utility or operating authority in the normal course of its business;

(viii)	Liens in favour of governmental authorities securing reclamation obligations;

(ix)

the paramount legal title of the United States with respect to unpatented lode mining claims, it being understood that the owner of a valid unpatented lode claim has the exclusive right to possess, explore, develop, and mine all lode minerals associated with the claim(s) (except for extralateral rights held by an adjacent claimholder);

(x)	all permit and bonding requirement imposed by federal, state, and local government requirements; and

(xi)	Purchase Money Obligations not exceeding in the aggregate CDN$500,000;

"Person" or "person" means and includes individuals, corporations, limited partnerships, general partnerships, joint stock companies, unlimited liability companies, limited liability corporations, joint ventures, associations, companies, trusts, banks, trust companies, pension funds, business trusts or other organizations, whether or not legal entities and governments and agencies and political subdivisions thereof;

"Purchase Money Obligations" means:

(i)

any Lien created, issued or assumed after the date of this Indenture to secure Indebtedness not in excess of the value of the underlying property assumed as a part of, or issued or incurred to provide funds to pay, the purchase price of any movable property; and

(ii)

any renewal, refunding or extension of any such Lien securing Indebtedness in a principal amount not in excess of the unpaid principal amount of the indebtedness secured thereby immediately prior to such renewal, refunding or extension;

"Record Date" has the meaning ascribed thereto in section 2.3;

"Redemption Date" when used with respect to any Note to be redeemed means the date fixed for such redemption by or pursuant to this Indenture;

"Regulation S" means Regulation S promulgated by the SEC under the U.S. Securities Act;

"Restricted Payment" means any of the following: (i) the declaration or payment of any dividend or any other distribution or payment on capital of GBG or any Subsidiary of GBG or any payment made to the direct or indirect holders (in their capacities as such) of capital of GBG or any Subsidiary of GBG (other than (x) dividends or distributions payable solely in capital shares (other than Disqualified Capital Stock) or in options, warrants or other rights to purchase capital shares (other than Disqualified Capital Stock), and (y) in the case of a Guarantor, dividends or distributions payable to GBG or to a Guarantor), (ii) the purchase, redemption or other acquisition or retirement for value of any capital shares of GBG or any of its Subsidiaries (other than capital shares owned by GBG or a Guarantor, excluding Disqualified Capital Stock), (iii) the making of any principal payment on, or the purchase, defeasance, repurchase, redemption or other acquisition or retirement for value, prior to any scheduled maturity, scheduled repayment or scheduled sinking fund payment, of any Indebtedness (other than Indebtedness acquired in anticipation of satisfying final maturity of the Notes, in each case due within one year of the date of acquisition), (iv) the making of any Investment or guarantee of any Investment in any Person other than a Permitted Investment and (v) forgiveness of any Indebtedness of an Affiliate of GBG to GBG or a Guarantor. For purposes of determining the amount expended for Restricted Payments, cash distributed or invested shall be valued at the face amount thereof and property other than cash shall be valued at its fair market value;

"SEC" means the United States Securities and Exchange Commission;

"Second Anniversary" has the meaning ascribed thereto at section 2.3;

"Secured Obligations" has the meaning ascribed thereto at section 4.1;

"Southgold Agreements" means the a project loan facility agreement entered into between Investec Bank Limited and Southgold Exploration(Pty) Limited dated 19 May 2008 and all loan and security documents entered into pursuant thereto for the sole purpose of the Burnstone project development in the Republic of South Africa, as amended or replaced and any additional agreement which may be entered into in order to fund the further development of the Burnstone project in the Republic of South Africa;

"Special Resolution" has the meaning ascribed thereto at section 10.14;

"Subsidiary" of any specified Person means any corporation, partnership, joint venture, association or other business entity, whether now existing or hereafter organized or acquired, (i) in the case of a corporation, of which more than 50% of the total voting power of the capital shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors, officers or trustees thereof is held by such first-named Person or any of its Subsidiaries; or (ii) in the case of a partnership, joint venture, association or other business entity, with respect to which such first named Person or any of its Subsidiaries has the power to direct or cause the direction of the management and policies of such entity by contract or otherwise or if in accordance with generally accepted accounting principles such entity is consolidated with the first-named Person for financial statement purposes;

"Taxes" means all taxes, levies, imposts, deductions, charges or withholdings and all related liabilities;

"Temporary Cash Investments" means (i) Investments in marketable, direct obligations issued or guaranteed by the federal government of Canada or any provincial government of Canada or the United States of America, or of any governmental agency or political subdivision thereof, maturing within 365 days of the date of purchase; (ii) Investments in certificates of deposit issued by a Canadian chartered bank or bank organized under the laws of the United States of America or any state thereof or the District of Columbia, in each case having capital, surplus and undistributed profits at the time of investment totaling more than US$1,000,000,000 and rated at the time of investment at least A by S&P and A-2 by Moody’s, maturing within 365 days of purchase; or (iii) Investments not exceeding 365 days in duration in money market funds that invest substantially all of such funds’ assets in the Investments described in the preceding clauses (i) and (ii);

"Tranter Agreements" means the loan agreement entered into between Investec Bank Limited and Tranter Burnstone (Pty) Limited dated 28 September 2007 and all loan and security documents entered into pursuant thereto, as may be amended. Notwithstanding such amendments, the maximum liability of Rodeo Creek Gold Inc. under the Tranter Agreements shall not exceed 80 million Rand (ZAR80,000,000);

"Trustee" means HSBC Bank USA, N.A. and its successors hereunder;

"United States" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

"U.S. Person" means a "U.S. person" as defined in Regulation S;

"U.S. Securities Act" means the United States Securities Act of 1933, as amended;

"Wholly-Owned Subsidiary" means any Subsidiary, all of the outstanding voting, securities (other than directors’ qualifying shares) of which are owned, directly or indirectly, by GBG; and

"Written Order" or "Written Request" means a written order or request, respectively, signed in the name of GBG or any of the Chairman, the President, an Executive Vice-President, Senior Vice-President, Vice-President or any other senior executive officer of GBG.

1.2 Meaning of "outstanding" for Certain Purposes

          Every Note shall be deemed to be outstanding until it shall be cancelled or delivered to the Trustee for cancellation, or until moneys for the payment thereof shall be set aside under Article 8, or until it shall have become void pursuant to section 2.4. Where a new Note has been issued in substitution for a Note which has been lost, stolen or destroyed, only one of such Notes shall be counted for all purposes, including, without limitation, the purpose of determining the aggregate principal amount of Notes outstanding. Notes owned, directly or indirectly, legally or beneficially by GBG or any Affiliate of GBG shall be disregarded for the purpose of any provision of this Indenture entitling Holders of outstanding Notes to vote, constitute a quorum for the purpose of voting, sign consents, requisitions or other instruments or take any other action under this Indenture, except that (a) for the purpose of determining whether the Trustee shall be protected in relying on any vote, constitution of a quorum, consent, requisition or other action, only those Notes which the Trustee knows are so owned shall be disregarded and (b) Notes so owned which have been pledged in good faith other than to GBG or any Affiliate of GBG shall not be so disregarded if the pledgee shall establish to the satisfaction of the Trustee the pledgee’s right to vote such Notes in his discretion, free from the control of GBG or any Affiliate of GBG.

2.   THE NOTES

2.1 Designation, Terms and Form of Notes

          The aggregate principal amount of Notes authorized to be issued under this Indenture and outstanding at any one time shall consist of and be limited to US$51,500,000. Each Note authorized to be issued under this Indenture shall:

(a)	consist of and be limited to an aggregate principal amount denominations of US$1,000 and any integral multiple thereof;

(b)

with respect to Notes issued on December __, 2008, be designated Senior Secured Notes – Series 1 and, if any future series are issued in accordance with section 2.5, such other series designation as directed by GBG in writing;

(c)

with respect to Senior Secured Notes – Series 1 dated December __, 2008 to be issued on December __, 2008 and, if any future series are issued in accordance with section 2.5, such later issue date as directed by GBG in writing (such issue date, a "Future Series Issue Date");

(d)

with respect to Senior Secured Notes – Series 1 mature on December __, 2011, provided, however, that if a Change of Control occurs, the Notes shall be immediately due and payable, and, if any future series are issued in accordance with section 2.5, thirty-six months after such later Future Series Issue Date;

(e)

bear interest at 14% per annum (after as well as before maturity, default and judgment, with interest on overdue interest at such rate), the first twenty-four (24) month’s worth of which shall be prepaid in full upon issuance of the Notes and thereafter which shall be paid on each Interest Payment Date;

(f)

be substantially in the form set out in Schedule "A" hereto with such appropriate insertions, deletions, substitutions and variations as may be required or permitted by the terms of this Indenture, as may be required to comply with any law or the rules of any securities exchange or as may be not inconsistent with the terms hereof and as the officers of GBG executing any Notes may deem necessary or desirable, in their sole discretion; and

(g)	bear such distinguishing letters and numbers as the Trustee may approve.

2.2 Payment of Principal

          An amount equal to 120% of the principal of each Note will be payable on the Maturity Date or the Put Closing Date, as the case may be, of such Note in lawful money of the United States against the surrender of such Note by the registered Holder thereof at the Corporate Trust Office pursuant to section 2.9.

2.3 Interest

          Each Note issued hereunder, whether issued originally or in exchange for another Note, shall bear interest at a rate equal to 14% per annum from and including the date of issuance thereof to the Maturity Date, the first twenty-four month’s worth of which shall be prepaid in full upon issuance of the Notes and thereafter which shall be paid on each Interest Payment Date. After twenty-four months from the issuance of the Notes (the “Second Anniversary”), interest shall be calculated semi-annually and payable on each Interest Payment Date, from and including the Second Anniversary or from and including the last Interest Payment Date on which interest shall have been paid or made available for payment with respect to the outstanding Notes up to and including the day preceding the Interest Payment Date or Maturity Date, as the case may be. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

          Wherever in this Indenture the payment of interest is referred to, such reference shall be deemed to include the payment of interest on amounts in default to the extent that, in such context, such interest is, was or would be payable, and express mention of interest on amounts in default in any provisions hereof shall not be construed as excluding such interest in those provisions hereof where such express mention is not made.

          GBG, through the Trustee, will pay interest on the Notes (except defaulted interest) on the Interest Payment Date to the registered Holders of Notes as of the close of business 15 Business Days prior to such Interest Payment Date (whether or not a Business Day, each a “Record Date”). Interest shall be paid in accordance with the provisions set forth in section 2.10 hereto.

2.4 Prescription

          Provided that the Trustee receives all monies due and owing under the Notes (principal, interest, etc.), the right of a Noteholder to exercise his rights under this Indenture with respect to a Note shall become void unless the Note is presented for payment within a period of three (3) years from the Maturity Date thereof, after which payment with respect to such Note shall be governed by the provisions of Article 8. GBG shall have satisfied its obligations under each Note upon remittance to the Trustee for the account of the Holder of such Note upon redemption or at the Maturity Date thereof of any and all considerations due hereunder in cash with respect to such Note, subject to and in accordance with the provisions of this Indenture. Such remittance shall for all purposes be deemed a payment to the Noteholder, and to such extent such Note shall thereafter not be considered as outstanding and the Noteholder shall have no right with respect to such Note, except to receive payment out of the moneys so paid and deposited upon surrender of the Note. For purposes of this Agreement, (a) all deposits with, and payments, deliveries, surrenders, and presentations to, the Trustee shall be made at the Corporate Trust Office, (b) all payments made, or other deliverables provided, by the Trustee shall be made from the Corporate Trust Office, and (c) the Trustee, in performing its duties and exercising its rights hereunder, shall be acting from the Corporate Trust Office or another location outside of Canada, except as may otherwise be determined by the Trustee, as it determines in its sole discretion.

2.5 Issue of Notes

          Notes may be issued in one or more series (which shall be identical in all respects hereunder save and except for the issue date and Maturity Date which shall confirm to the requirements of sections 2.1(b) and (c)) in the aggregate principal amount in denominations of US$1,000 (or any integral multiple thereof) shall be executed by GBG and, immediately after such execution, shall be delivered to the Trustee and shall be authenticated by the Trustee and delivered by the Trustee to or to the order of GBG upon receipt by the Trustee of the following:

(a)	a Written Order for the authentication and delivery of such Notes;

(b)	an opinion of Counsel in favour of the Trustee in form acceptable to the Trustee and attached hereto as Schedule "B";

(c)

an Officer’s Certificate certifying that, so far as is known to the persons signing the same, GBG is not in default in the performance of any of its covenants contained herein and in all documents relating hereto and that GBG has complied with the requirements of this Indenture in connection with the issue of the Notes;

(d)	a certificate of good standing for GBG and each Guarantor in its applicable jurisdiction of organization; and

(e)

an Officer’s Certificate for GBG and each Guarantor that (i) the articles of the relevant entity attached to the certificate are full, true and correct copies, unamended, and in effect on the date thereof, (ii) the consent resolutions of the relevant entity’s board of directors attached to the certificate relating to the matters in connection with the Indenture are full, true and correct copies thereof and have not been modified or rescinded as of the date thereof and (iii) the incumbency of officers and directors of the relevant entity as appropriate.

2.6 Trustee’s Reliance

          The Trustee, prior to the authentication of the Notes, shall not be bound to make any enquiry or investigation as to the correctness of the matters set forth in any of the opinions, certificates or other documents required by the provisions hereof. The Trustee may rely and shall be protected in acting upon any such opinions, certificates or other documents, but may in its discretion require additional evidence before acting or relying thereon. The Trustee shall have no duty or responsibility with respect to the use or application of any of the Notes so authenticated and delivered or of the proceeds thereof.

2.7 Execution of Notes

          Notes shall be signed by at least one officer of GBG holding office at the time of signing. The signatures of officers of GBG required on Notes may be printed or otherwise mechanically reproduced thereon and Notes so signed are as valid as if they had been signed manually. If a Note contains a printed or mechanically reproduced signature of a person, then GBG may issue the Note even though the person has ceased to be an officer of GBG and such Note is as valid as if the person were an officer of GBG at the date of its issue.

2.8 Authentication by the Trustee

          No Note shall be issued or, if issued, shall be obligatory or entitle the Holder to the benefit hereof, until it has been authenticated by or on behalf of the Trustee substantially in the form of the certificate set out in Schedule "A" hereto, or in some other form approved by the Trustee. Such authentication by the Trustee upon any Note shall be conclusive evidence that the Note has been duly issued hereunder and that the Holder is entitled to the benefit hereof.

          The certificate of the Trustee on Notes issued hereunder shall not be construed as a representation or warranty by the Trustee as to the validity of this Indenture or of the Notes (except the due authentication thereof) and the Trustee shall in no respect be liable or answerable for the use made of the Notes or any of them or of the proceeds thereof.

2.9 Registration of Notes

          GBG shall cause to be kept by and at the Corporate Trust Office, a central Notes register, in which shall be entered the names and latest known addresses of the Holders of Notes and of all transfers of Notes. Such name registration shall be noted on the Notes by the Trustee. No transfer of a Note shall be effective as against GBG unless made on the register and made by the registered Holder or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee, upon compliance with such requirements as the Trustee may prescribe, and unless such transfer shall have been duly noted on such Note by the Trustee.

          The register referred to in this section shall at all reasonable times be open for inspection by GBG, by the Trustee and by any Noteholder.

          The Holder of a Note may at any time and from time to time have such Note transferred at any of the places at which a register is kept pursuant to the provisions of this section and in accordance with such reasonable regulations as the Trustee may prescribe.

          The Holder of a Note may at any time and from time to time have the registration of such Note transferred from the register in which the registration thereof appears to another register maintained in another place authorized for that purpose under the provisions of this Indenture upon payment of a reasonable fee to be fixed by the Trustee.

          None of the Trustee or any registrar for any of the Notes or GBG shall be charged with notice of or be bound to see to the execution of any trust, whether express, implied or constructive, in respect of any Note and may transfer any Note on the direction of the Holder thereof, whether named as trustee or otherwise, as though that person were the beneficial owner thereof.

          Except in the case of the central register required to be kept at the Corporate Trust Office, GBG shall have the power at any time to close, with the prior approval of the Trustee, any branch register upon which the registration of any Notes appears and in that event it shall transfer the records thereof to another existing register or to a new register and thereafter such Notes shall be deemed to be registered on such existing or new register, as the case may be. In the event that the register in any place is closed and the records transferred to a register kept in another place, notice of such change shall be given, in the manner provided in section 14.1, to the Holders of the Notes registered in the register so closed and in addition the particulars of such change shall be recorded in the central register required to be kept in the Corporate Trust Office.

          Every registrar shall, when requested to do so by GBG or the Trustee, furnish GBG or the Trustee, as the case may be, with a list of the names and addresses of the Holders of Notes showing the principal amounts and serial numbers of such Notes held by each Holder.

2.10 Person Entitled to Payment

          The person in whose name any Notes shall be registered shall be deemed the owner thereof for all purposes of this Indenture and payment of or on account of the principal and accrued interest on such Notes shall be made only to or upon the order in writing of such Holder thereof and such payment shall be a good and sufficient discharge to the Trustee and to GBG for the amount so paid.

          As the interest and/or the principal on the Notes becomes payable, GBG shall have deposited with the Trustee on or prior to 11:00 a.m., New York City time, on each Interest Payment Date, or on or prior to 11:00 a.m., New York City time on the Business Day prior to the Maturity Date, money sufficient, in immediately available funds, to make cash payments due on such Maturity Date or Interest Payment Date, as applicable, in a timely manner which permits the Trustee to remit payment to the Holders on such Interest Payment Date or Maturity Date, as applicable. On the Interest Payment Date or Maturity Date, as applicable, the Trustee shall either pay by wire transfer in immediately available funds, or forward or cause to be forwarded by prepaid post (or in the event of mail service interruption by such other means as the Trustee and GBG shall determine to be appropriate), to the Holder for the time being of each such Note, at his address appearing on the appropriate register hereinbefore mentioned, or in the case of joint Holders, to the one whose name appears first on such register, a cheque for such interest and/or principal, as applicable (and any additional amounts payable under section 2.15), payable to the order of such Holder or Holders and negotiable at par at each of the places at which interest and/or principal, as applicable, upon such Notes is payable. The initiation of such wire or the forwarding of such cheque shall satisfy and discharge the liability for the interest and/or principal, as applicable, on the Notes to the extent of the sums represented thereby, unless such cheque be not paid on presentation; provided that, in the event of the non-receipt of such wire or cheque by the Holder, or the loss or destruction of the cheque thereof, the Trustee, on being furnished with reasonable evidence of such non-receipt, loss or destruction and indemnity reasonably satisfactory to it shall either initiate a new wire or issue a replacement cheque for the amount of such cheque to such Holder.

          The registered Holder for the time being of any Note shall be entitled to the principal and interest, if any, evidenced by such Note, free from all equities or rights of set-off, compensation or counterclaim between GBG and the original or any intermediate Holder thereof and all persons may act accordingly, and a transferee of a Note shall, after the appropriate form of transfer is lodged with the Trustee or other registrar and upon compliance with all other conditions in such respect required by this Indenture or by any conditions contained in such Note or by law, be entitled to be entered on the appropriate register or on any one of the appropriate registers as the owner of such Note, free from all equities or rights of set-off, compensation or counterclaim between GBG and his transferor or any previous Holder thereof, save in respect of equities of which GBG is required to take notice by statute or by order of a court of competent jurisdiction.

2.11 Replacement of Notes

          If any of the Notes shall become mutilated or defaced, or be lost, stolen or destroyed and in the absence of notice that such Notes have been acquired by a bona fide purchaser for value, GBG shall issue and thereupon the Trustee shall authenticate and deliver a new Note of like date and tenor as the one mutilated, defaced, lost, stolen or destroyed in exchange for, in place of and upon cancellation of such mutilated or defaced Note or in lieu of and in substitution for such lost, stolen or destroyed Note and the new Note shall be in a form approved by the Trustee. The new Note shall be entitled to the benefit hereof and shall rank equally in accordance with its terms with all other Notes issued hereunder.

          The applicant for the issue of a new Note shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to GBG and the Trustee such evidence of ownership and of the loss, destruction or theft of the Note so lost, destroyed or stolen as shall be satisfactory to GBG and the Trustee in their respective discretion and such applicant will also be required to furnish indemnity and surety bond in amount and form satisfactory to GBG and the Trustee in their respective discretion, and shall pay the reasonable charges of GBG and the Trustee in connection therewith.

2.12 Exchange of Notes

          Subject to Section 2.1(a), Notes in any denomination may be exchanged at any time for Notes of the same aggregate principal amount in any other authorized denomination. Notes may be so exchanged at the Corporate Trust Office pursuant to section 2.9 or other convenient place of delivery by GBG and acceptable to the Trustee.

          GBG shall execute and the Trustee shall authenticate all Notes necessary to carry out exchanges pursuant to this section 2.12. All Notes surrendered for exchange shall be cancelled.

          The party requesting any exchange pursuant to this section 2.12 shall, as a condition precedent to such exchange, reimburse the Trustee for any costs or expenses, including, without limitation, stamp or other security transfer tax or governmental charge required to be paid in respect of such exchange or the related issue of Notes and in addition a reasonable charge for its services for each Note exchanged or transferred and a reasonable charge for every Note issued upon such exchange or transfer, and payment of the said charges shall be made by the party requesting such exchange or transfer as a condition precedent thereto.

2.13 Payment of Interest and Principal

          Except as herein otherwise provided, all sums which may at any time become payable, whether at maturity or otherwise, on account of any Note or any interest thereon, if any, shall be payable at the option of the Holder at any of the places at which the principal and interest, if any, of such Note are payable.

          Whenever any payment of principal or interest to be made hereunder shall be stated to be due on a day which is not a Business Day in the place in which a Note is presented for payment, then the Noteholder shall not be entitled to payment of the amount due in such place until the next succeeding Business Day.

2.14 Rank

          GBG and each Guarantor represents, warrants and covenants that the Notes authenticated and issued under this Indenture shall at all times rank senior and prior to any other Indebtedness of GBG and the Guarantors (except for (i) Indebtedness incurred pursuant to Permitted Liens and (ii) Indebtedness of GBG, Rodeo Creek Gold Inc. or any Non-Nevada Subsidiary pursuant to the Southgold Agreements and Tranter Agreements).

2.15 Taxes

          All payments to a Holder (or any successor or assignee thereof) by GBG, any Guarantor or the Trustee under this Agreement or under the Notes shall be made free and clear of and without deduction or withholding for any and all Indemnified Taxes unless required by law. If GBG, any Guarantor or the Trustee shall be required by law or the interpretation thereof by the relevant governmental authority to deduct or withhold any such Indemnified Taxes from or in respect of any sum payable under this Agreement or under the Notes: (i) the amount payable shall be increased by such additional amount as may be necessary so that after making all required deductions or withholdings (including, without limitation, deductions or withholdings applicable to additional amounts paid under this section 2.15), the Holder receives a net amount equal to the full amount it would have received if no deduction or withholding had been made; (ii) GBG, any Guarantor or the Trustee shall make such required deductions or withholdings; (iii) GBG, any Guarantor or the Trustee shall immediately pay the full amount deducted or withheld to the relevant governmental authority in accordance with applicable law; and (iv) GBG or any Guarantor, as the case may be, shall deliver to the Holder as soon as practicable after it has made such payment to the applicable governmental authority (x) a copy of any receipt issued by such governmental authority evidencing the payment of all amounts required to be deducted or withheld from the sum payable hereunder or (y) if such a receipt is not available from such governmental authority, notice of the payment of such amount deducted or withheld. In addition, GBG and the Guarantors shall immediately pay any and all Other Taxes.

          GBG and the Guarantors shall indemnify and hold harmless each Holder of Notes for the full amount of Indemnified Taxes imposed on or paid by such Holder and any liability (including penalties, interest and expenses payable or incurred in connection therewith) arising from or with respect to such Indemnified Taxes, whether or not they were correctly or legally asserted. In addition, GBG shall indemnify the Holder for any Taxes based on or measured by the overall net income of the Holder imposed by any jurisdiction on or with respect to any additional amount payable by GBG under this section 2.15. Payment under this indemnification shall be made within 30 days from the date the Holder makes written demand for it. A certificate of the Holder containing reasonable detail as to the amounts required to be indemnified under this section 2.15(b) submitted to GBG shall be conclusive evidence, absent manifest error, of the amount due from GBG to the Holder.

          Without prejudice to the survival of any other agreement contained herein, the agreements and obligations contained in this section 2.15 shall survive the termination of this Agreement and the payment in full of principal, interest, fees and any other amounts payable under this Agreement and under the Notes.

          Trustee shall have no duty or responsibility to calculate, determine or pay any applicable taxes and shall rely on written confirmation as to such amounts by GBG.

2.16 Redemption and Prepayment

          The Notes may be prepaid prior to maturity at GBG's option, in whole at any time, on not more than ten (10) and not less than one (1) days' prior written notice, for an amount equal to the sum of the following (i) 120% of the principal amount of the Note and (ii) accrued and unpaid interest to the Redemption Date (the sum of (i) and (ii), the "Redemption Amount", it being understood that any and all prepaid interest on such Notes shall be forfeited by GBG to the respective Noteholders as a "make whole" premium). The election of GBG to redeem any Notes shall be evidenced by a resolution of the board of directors of GBG.

         All notices of redemption shall be sent to each Noteholder (with a copy to the Trustee) to be redeemed not less than one (1) day prior to the Redemption Date and shall state:

(a)	the Redemption Date and the Redemption Amount, and

(b)	the place where such Notes are to be surrendered for payment of the Redemption Amount thereof.

          Notice of redemption of Notes to be redeemed at the election of GBG shall be given by GBG to the Noteholders and the Trustee or, at GBG's written request, by the Trustee to the Noteholders in the name of and at the expense of GBG.

          Except as may otherwise be provided in any supplemental indenture, upon Notes being called for redemption, GBG will deposit with the Trustee or any paying agent to the order of the Trustee, on or before 11:00 a.m. Eastern Standard Time on the Business Day immediately prior to the Redemption Date specified in such notice, such sums of money as may be sufficient to pay the Redemption Amount of all the Notes. At the request of the Trustee, GBG shall also deposit with the Trustee a sum of money sufficient to pay any charges or expenses which may be reasonably incurred by the Trustee in connection with such redemption. Every such deposit shall be irrevocable. From the sums so deposited, the Trustee shall pay or cause to be paid, or issue or cause to be issued, to the holders of such Notes so called for redemption, upon surrender of such Notes, the Redemption Amount to which they are respectively entitled on redemption.

          Notice of redemption having been given as aforesaid, the Notes so to be redeemed shall, on the Redemption Date, become due and payable at the Redemption Amount thereof and on and after such date such Notes shall only bear interest if GBG shall default in the payment of the principal amount. Upon surrender of any such Note for redemption in accordance with such notice, such Note shall be paid by GBG.

          If any Note called for redemption shall not be so paid upon surrender thereof for redemption, the principal shall, until paid, bear interest from the Redemption Date at a rate equal to 20% per annum.

2.17 Transfer

          The Notes may only be transferred on the register kept at the Corporate Trust Office in accordance with applicable laws (including, without limitation, the fact that in Canada the Notes are subject to a hold period of four (4) months and one day from the date of issuance, such period the "Hold Period") and upon compliance with the conditions hereof by the Noteholder or his legal representatives or his attorney duly appointed by an instrument in writing in form and substance satisfactory to the Trustee and upon due execution by the

Noteholder and its transferee of the transfer and acknowledgement in the form set forth in the Note and delivery of the same to the Trustee and compliance with such other reasonable requirements as GBG and the Trustee may prescribe, such transfer shall be duly noted on the register by the Trustee. The reasonable transfer charges of the Trustee with respect to the transfer of Notes shall be payable by the applicable Noteholders.

          Neither GBG nor the Trustee shall be required to transfer or exchange any Notes during the fifteen (15) Business Days preceding an Interest Payment Date or Redemption Date.

          The Trustee understands and acknowledges that the Notes have not been and will not be registered under the U.S. Securities Act or applicable Canadian and state securities laws. Therefore, each Note delivered to a person in the United States or a U.S. Person, and all certificates issued in exchange therefor or in substitution thereof, shall bear the following legend until such time as it is no longer required under the requirements of applicable United States federal and Canadian and state securities laws:

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE APRIL 13, 2009.

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933 (THE “U.S. SECURITIES ACT”), OR ANY STATE SECURITIES LAWS OF THE UNITED STATES. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF GREAT BASIN GOLD INC. (THE “CORPORATION”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) IN ACCORDANCE WITH THE EXEMPTIONS FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULES 144 OR 144A THEREUNDER, IF APPLICABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS, OR (D) WITH THE PRIOR WRITTEN CONSENT OF THE CORPORATION (WHICH WILL BE DELIVERED PROMPTLY AND WILL NOT BE UNREASONABLY WITHHELD, BUT WHICH MAY BE CONDITIONAL ON DELIVERY OF A LEGAL OPINION OF COUNSEL OF RECOGNIZED STANDING OR OTHER EVIDENCE IN FORM AND SUBSTANCE SATISFACTORY TO THE CORPORATION AND THE TRUSTEE), PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS.

DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

provided, that if any of the Notes are being sold under clause (B) in the legend above, at a time when GBG is a "foreign issuer" as defined in Rule 902 under Regulation S, the legend set forth above may be removed by providing a declaration to GBG and its transfer agent in the form GBG may from time to time prescribe, together with any other evidence, which may, without limitation, include an opinion of counsel of recognized standing reasonably satisfactory to GBG and the Trustee, required by GBG or the Trustee to be delivered; and provided further, that if any such securities are being sold pursuant to Rule 144 of the U.S. Securities Act, the legend may be removed by delivery to GBG and the Trustee of an opinion of counsel of recognized standing in form and substance satisfactory to GBG and the Trustee to the effect that the legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws.

          If a certificate representing Notes is tendered for transfer and bears the legend set forth above and the holder has not obtained the prior written consent of GBG, the Trustee shall not register such transfer unless the transferor has provided the certificate representing the Notes, and the transfer is being made (i) to GBG, (ii) outside the United States in compliance with the requirements of Rule 904 of Regulation S and in compliance with applicable local laws and regulations of the jurisdiction(s) where such sale is made, (iii) pursuant to the exemption from the registration requirements under the U.S. Securities Act provided by Rule 144 or Rule 144A thereunder, if available, and in accordance with applicable state securities laws, or (iv) with the prior written consent of GBG (which will be delivered promptly and will not be unreasonably withheld, but which may be conditional on delivery of a legal opinion of counsel of recognized standing or other evidence in form and substance satisfactory to GBG and the Trustee), pursuant to another exemption from registration under the U.S. Securities Act and applicable state securities laws.

          The Trustee will process all transfers in good faith upon the presumption that such transfer is permissible pursuant to all applicable legislation and the terms of this Indenture. The transferor and transferee are solely responsible for ensuring compliance with any applicable securities laws, and the Trustee will have no obligations to ensure compliance with any laws applicable to the issue or the transfer of the Notes.

          The Trustee shall be entitled to rely on the registered address of the Noteholder as the residency of such Noteholder.

3.   PUT RIGHTS

3.1 Put Rights

         At any such time that any of the Notes remain outstanding, but in any event no earlier than twenty three (23) months following the date of this Indenture, the Holder of such Note shall have the right to cause GBG to purchase all of its Notes then outstanding by delivering to GBG written notice (the "Put Notice") of such demand in the manner provided in section 14.1. GBG shall promptly thereafter deliver a copy of such Put Notice to the Trustee. The Noteholder shall specify in such Put Notice a date for the purchase of the outstanding Notes (the "Put Closing Date"), such Put Closing Date not to be less than twenty (20) Business Days from the date of the Put Notice, but in any event not later than the second anniversary of the date of this Indenture. Notes specified in the Put Notice shall be purchased at a price equal to 120% of the principal amount of such Notes to be purchased, together with accrued and unpaid interest on the principal amount of the Notes, or part thereof, to be purchased, to but not including the Put Closing Date (such price at which the Notes may be purchased is referred to herein as the "Put Purchase Price"). The closing of the transaction contemplated by the Put Notice shall occur at 10:00 a.m. (Eastern Standard Time) on the Put Closing Date at the office of counsel to the GBG.

3.2 Notes Due on Put Closing Date

          Upon the Put Notice having been delivered as provided in section 3.1, all of the Notes referenced therein shall thereupon be and become due and payable on the Put Closing Date, in the same manner and with the same effect as if it were the Maturity Date, anything therein or herein to the contrary notwithstanding, and from and after such Put Closing Date, if the Put Purchase Price necessary to purchase such Notes shall have been delivered to the Noteholders as provided for herein, such Notes shall not be considered as outstanding hereunder and interest upon such Notes shall cease to accrue after such Put Closing Date.

3.3 Delivery of Put Purchase Price

          Upon the Notes having been called for purchase as provided in this Article 3, the Put Purchase Price shall be made and applied by GBG in the manner contemplated by section 2.10.

3.4 Surrender of Notes for Cancellation

          Holders of any such Notes required to be purchased as provided for in this Article 3 shall, on the Put Closing Date, surrender for cancellation the Notes to GBG upon receipt of the Put Purchase Price.

3.5 Cancellation of Notes

          All Notes purchased by GBG under this Article 3 shall forthwith be cancelled by GBG and no Notes shall be issued in substitution therefor.

4.   SECURITY

4.1 Security

          As general and continuing security for the due and punctual payment of all of the principal of and interest on the Notes, all other amounts from time to time payable to the Trustee and the Noteholders under or in respect of this Indenture and the performance of GBG’s obligations contained in the Notes and this Indenture, (the "Secured Obligations") forthwith after the execution hereof, each of GBG and the Guarantors shall execute and deliver the GBG GSA in favour of the Trustee for and on behalf of the Noteholders and, pursuant to such GBG GSA, GBG and the Guarantors shall grant a security interest, lien, mortgage and hypothec on the universality of all of the property of any of GBG or the Guarantors as applicable, located in the State of Nevada, including movable and immovable (personal and real), present and future, corporeal and incorporeal (tangible and intangible) (the "GBG Charged Property"), which security interest, lien, mortgage and hypothec shall be in priority to all Liens created or to be created to secure the repayment of any other Indebtedness (except for: (i) Indebtedness of GBG, Rodeo Creek Gold Inc. or any Non-Nevada Subsidiary pursuant to the

Southgold Agreements and Tranter Agreements and (ii) Indebtedness incurred pursuant to Permitted Liens).

4.2 Title to Charged Premises

          GBG and the Guarantors represent, warrant and covenant with the Trustee and the Noteholders that (a) GBG and the Guarantors have authority to grant the GBG Security Interests on the GBG Charged Property; and (b) such GBG Charged Property is and will be and remain free and clear of any Liens thereon other than the GBG Security Interests and the Permitted Liens.

4.3 Further Assurances

          Each of GBG and the Guarantors acknowledges to and covenants with the Trustee that:

(a)

it shall from time to time execute and deliver all such agreements, documents and other instruments, and do all such things and give all such assurances as, in the Opinion of Counsel, are necessary or of advantage for validly granting to the Trustee the GBG Security Interests intended to be created by the GBG GSA upon the GBG Charged Property or the security interests granted by the Guarantors as further described in Section 13, as applicable, whether now owned or hereafter acquired by GBG or by the Guarantors, as applicable, subject to Permitted Liens;

(b)

it shall from time to time, after the GBG Security Interests or the security interests granted by the Guarantors as further described in Section 13, as applicable, shall have become enforceable and the Trustee shall have been directed by the Noteholders to enforce the same after the occurrence and during the continuance of an event of default thereunder, execute and deliver all such agreements, documents and other instruments, and do all such things and give all such assurances as the Trustee may reasonably require for facilitating the enforcement of the GBG Security Interests and the realization of the GBG Charged Property or the security interests granted by the Guarantors as further described in Section 13, as applicable, and for exercising all of the powers, authorities and discretions conferred upon the Trustee by the GBG GSA or the security interests granted by the Guarantors as further described in Section 13, as applicable, and for transferring to any purchaser of any such property, whether sold by the Trustee under the GBG GSA or the security interests granted by the Guarantors as further described in Section 13, or by judicial proceedings, the title to the assets so sold and GBG or the Guarantors, as applicable, shall give all such notices and which the Trustee may consider expedient; and

(c)

it will, upon reasonable request from the Trustee from time to time, deliver to the Trustee such additional security documents and amend or supplement the GBG GSA or the security interests granted by the Guarantors as further described in Section 13, as applicable:

	(i)	to reflect any changes in laws, whether arising as a result of statutory amendments, court decisions or otherwise; or

	(ii)	to facilitate the registration of appropriate forms of security documents against all property subject to, or intended to be subject to, the GBG Security

Interests created or intended to be created by the GBG GSA or the security interests granted by the Guarantors as further described in Section 13, as applicable; or

(iii)

to facilitate the registration of the GBG Security Interests or the security interests granted by the Guarantors as further described in Section 13, as applicable in all applicable jurisdictions where such registrations are necessary or advantage to preserve or protect the GBG Security Interests or the security interest in any GBG Charged Property or the security interests granted by the Guarantors as further described in Section 13; or

(iv)	if GBG or the Guarantors, merges with or enters into a reorganization with any person;

(v)

in each case in order to confer upon the Trustee such GBG Security Interests with such priority as is intended to be created by the GBG GSA or the security interests granted by the Guarantors as further described in Section 13, as applicable.

4.4 Registration

          GBG covenants with the Trustee that immediately after the execution of the GBG GSA, GBG shall register, file or record the GBG GSA in all registry offices in all registration divisions where, in the opinion of the Trustee, Counsel or Noteholders representing a majority in principal amount of the Notes, such registration, filing or recording is necessary or of advantage to preserve or protect the GBG Security Interests. GBG shall deliver to the Trustee certificates establishing each such registration, filing or recording, and shall do, observe and perform all matters and things including renewals of such registrations, filings or recordings necessary or expedient to be done, observed and performed for the purpose of creating, perfecting, setting up, rendering opposable, protecting and maintaining the GBG Security Interests as valid and effective Liens with the priority intended to be created and maintained by the GBG GSA. GBG will pay or indemnify the Trustee and the Noteholders against any and all stamp duties, registration fees and similar taxes or charges which may be payable or determined to be payable in connection with the execution, delivery, performance, registration or enforcement of any of the GBG GSA or any of the transactions contemplated by the GBG GSA.

          Each Guarantor covenants with the Trustee that immediately after the execution of the chattel mortgage or pledge of assets as further described in Section 13, as applicable, each Guarantor shall register, file or record such documents in all registry offices in all registration divisions where, in the opinion of the Trustee, Counsel or Noteholders representing a majority in principal amount of the Notes, such registration, filing or recording is necessary or of advantage to preserve or protect the security interests created by such documents. Each Guarantor shall deliver to the Trustee certificates establishing each such registration, filing or recording, and shall do, observe and perform all matters and things including renewals of such registrations, filings or recordings necessary or expedient to be done, observed and performed for the purpose of creating, perfecting, setting up, rendering opposable, protecting and maintaining such security interests as valid and effective Liens with the priority intended to be created and maintained by the chattel mortgage or pledge of assets. Each Guarantor will pay or indemnify the Trustee and the Noteholders against any and all stamp duties, registration fees and similar taxes or charges which may be payable or determined to be payable in connection with the execution, delivery, performance, registration or enforcement of any of the chattel mortgage or pledge of assets or any of the transactions contemplated by the chattel mortgage or pledge of assets.

4.5 Security Valid Irrespective of Advance

          The GBG Security Interests shall be effective whether the consideration in respect of which the Notes are issued or any part of such consideration shall be made or given before or after or at the same time as the execution and delivery of this Indenture or the issue of any of the Notes. The GBG Security Interests shall be effective notwithstanding that from time to time no Notes may be outstanding and the obligations of GBG shall not be deemed extinguished until GBG shall have been released from its covenants under this Indenture, the Notes and the GBG GSA in accordance with section 8.4.

4.6 Final Discharge

          Upon proof being given to the satisfaction of the Trustee that:

(a)	all of the principal of and interest, if any, on the Notes have been paid and satisfied in full; and

(b)	all other amounts owing under this Indenture and the GBG GSA have been paid and satisfied in full,

the Trustee shall, at the request and at the expense of GBG, execute and deliver to GBG such deeds or other instruments as shall be requisite to evidence the satisfaction and discharge of the GBG Security Interests and to release or reconvey to GBG all GBG Charged Property freed and discharged from the GBG Security Interests.

4.7 Attachment

          GBG shall promptly inform the Trustee in writing of the acquisition by GBG of any immovable or real property which is not described in the GBG GSA, and GBG agrees to execute and deliver at its own expense from time to time amendments or supplements to this Indenture, the GBG GSA or such other instruments as may be required in the Opinion of Counsel (in each case, as are reasonably satisfactory to the Trustee) in order that the GBG Security Interests shall attach to such after-acquired immovable or real property, together with all present and future works, constructions and appurtenances related thereto or in order to perfect, set up, render opposable or protect the GBG Security Interests with respect to such property.

5.   SENIORITY

5.1 Seniority

          Except for Permitted Liens, GBG and each of the Guarantors represents and warrants that it owns each item of the GBG Charged Property free and clear of any and all Liens or claims of others. GBG and each of the Guarantors represents and warrants that no security agreement, financing statement or other public notice with respect to all or any part of the GBG

Charged Property that evidences a Lien securing any material Indebtedness is on file or of record in any public office, except such as have been filed in favor of Trustee for the ratable benefit of the Noteholders pursuant to this Indenture. GBG shall maintain each of the GBG Security Interests as a perfected, set up, opposable and protected Lien having at least the priority described in this section 5.1 and shall defend such security interest against the claims and demands of all Persons whomsoever. All Notes issued pursuant to the provisions of this Indenture shall rank pari passu and be secured equally and ratably without discrimination or preference, whatever may be the actual date thereof or of the authentication thereof respectively. The Trustee will not have any obligation to register, make any filings with respect to, perfect, or verify the seniority of, the GBG Charged Property.

5.2 Southgold Agreements and Tranter Agreements

          Notwithstanding anything to the contrary in this Indenture: (i) the Notes shall not rank prior to any Indebtedness of GBG, Rodeo Creek Gold Inc. or any Non-Nevada Subsidiary pursuant to the Southgold Agreements and Tranter Agreements; and (ii) nothing herein will obviate the obligations of GBG, Rodeo Creek Gold Inc. or any Non-Nevada Subsidiary in the Southgold Agreements and Tranter Agreements to which GBG, Rodeo Creek Gold Inc. or the Non-Nevada Subsidiaries are currently subject.

6.   COVENANTS OF GBG

6.1 General Covenants

          GBG and each of the Guarantors covenants with the Trustee that so long as any of the Notes remain outstanding:

(a)

it will well, duly and punctually pay or cause to be paid to every Noteholder, or to the Trustee on behalf of every Noteholder, all principal thereof and accrued interest, if any, on the Notes, at the dates and places, in the currency and in the manner mentioned herein and in the Notes;

(b)

it will carry on and conduct, and will cause to be carried on and conducted, its business in a proper and efficient manner (including, the maintenance of an office in the State of Nevada) and do or cause to be done all things necessary to preserve and keep in full force and effect its existence and all consents, rights, franchises, licences, approvals, permits and qualifications necessary to own their respective properties and assets and perform their respective obligations under this Indenture; but GBG may not cease to operate or dispose of all or substantially all of its undertaking or assets and it will keep or cause to be kept proper books of account, and will if and whenever required in writing by the Trustee on request by the Noteholders, forthwith file with the Trustee copies of all annual and periodic reports of GBG furnished to its shareholders after the date hereof, and at all reasonable times it will furnish or cause to be furnished to the Trustee or its duly authorized agent or attorney such information relating to its business as the Trustee on request by the Noteholders, may reasonably require. No obligation shall rest with the Trustee to analyze such statements, or evaluate the performance of GBG as indicated therein in any manner whatsoever;

(c)	it will, immediately upon obtaining knowledge thereof, provide, or cause to be provided, prompt notice in writing to the Trustee of any Event of Default;

(d)

it shall pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (a) all taxes, assessments and governmental charges levied or imposed upon its or its Subsidiaries’ income, profits or property and (b) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a Lien upon its property; provided that GBG shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate negotiations or proceedings and for which disputed amounts any reserves required in accordance with GAAP have been made;

(e)

it shall, and shall cause each of its Subsidiaries to, at all times cause all properties used or useful in the conduct of its business to be maintained and kept in good condition, repair and working order (reasonable wear and tear excepted) and supplied with all necessary equipment, and shall cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereto;

(f)

it shall, and shall cause each of its Subsidiaries to, maintain insurance in such amounts and covering such risks as are usually and customarily carried with respect to similar facilities according to their respective locations;

(g)	subject to Section 5.2, it shall not make, and shall not permit any of its Subsidiaries to, directly or indirectly, make, any Restricted Payment;

(h)	it shall not, and shall not permit any of its Subsidiaries to, make any Investment other than a Permitted Investment;

(i)

it shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, enter into or suffer to exist any transaction or series of related transactions (including, without limitation, the sale, purchase, exchange or lease of assets, property or services) with any Affiliate (including entities in which GBG or any of its Subsidiaries own a minority interest) or holder of 10% or more of GBG’s capital shares (an "Affiliate Transaction") or extend, renew, waive or otherwise modify the terms of any Affiliate Transaction entered into prior the date hereof unless (i) such Affiliate Transaction is between or among GBG and its Guarantors; or (ii) such Affiliate Transaction is solely between or among Guarantors;

(j)

it shall not create or acquire, nor permit any of its Subsidiaries to create or acquire, any Subsidiary other than (i) a Subsidiary existing as of the date of the Indenture, or (ii) a Subsidiary conducting a business similar or reasonably related to the business of GBG and its Subsidiaries on the date hereof; provided, however, that each Subsidiary acquired or created pursuant to clause (ii), which Subsidiary has total assets in excess of CDN$2,500,000, shall have become a Guarantor hereunder and evidenced its guarantee with such documentation satisfactory in form and substance as determined by Counsel shall be required, including, without limitation, a supplement or amendment to the Indenture and opinions of counsel as to the enforceability of such guarantee pursuant to which such Subsidiary shall become a Guarantor and shall have executed appropriate documentation. Neither GBG nor any of the Guarantors will transfer any assets to a

Subsidiary which is not a Guarantor unless such Subsidiary simultaneously with such transfer executes a guarantee satisfactory in form and substance to Counsel (together with the documentation referred to in the preceding sentence) pursuant to which such Subsidiary shall become a Guarantor;

(k)

it will annually, within 90 days of the end of each fiscal year of GBG, deliver to the Trustee (i) an Officer’s Certificate confirming that it has complied with all requirements contained in this Indenture that, if not complied with, would, with the giving of notice, lapse of time or otherwise, constitute an Event of Default, or, if there has been any failure to comply, giving particulars thereof and (ii) audited consolidated financial statements for the previous fiscal year;

(l)	it shall use the proceeds gained from the issuance of the Notes under this Indenture exclusively for:

(i)	the purchase and refurbishment of Esmeralda property and mill in Mineral County, Nevada (the “Esmeralda Mill”);

(ii)	the upgrade of roads and related infrastructure to enable Ore delivery;

(iii)	the posting of a $2,000,000 environmental bond with governmental authorities in the state of Nevada in connection with the Esmeralda Mill;

(iv)	the repayment of $15,000,000 funding advanced to the Hollister mine in Nevada by Southgold Exploration (Proprietary) Limited, a South African Subsidiary of GBG, for the development of said mine;

(m)

on or before June 30, 2009, GBG shall maintain a stockpile of Ore delivered from the Hollister mine in excess of 7,500 metric tonnes and containing in excess of 10,000 ounces of Gold Equivalents and on or before September 30, 2009, GBG shall maintain a stockpile of Ore delivered from the Hollister mine in excess of 15,000 metric tonnes and containing in excess of 20,000 ounces of Gold Equivalents. For the purposes of calculating compliance with this covenant, an ounce of “Gold Equivalents” shall be defined as the sum of: (x) each ounce of gold contained within the stockpile and (y) 1/80 of each ounce of silver contained within the stockpile and “Ore” shall be defined as rock or earth containing a sufficient amount of metal such that it will be profitable for GBG to mill, extract and sell the contained metal;

(n)	on a monthly basis beginning June 30, 2009, GBG shall deliver to the Noteholders a report detailing the size of the stockpile of Ore and Gold Equivalents delivered from the Hollister mine;

(o)

GBG shall not incur any additional Indebtedness or Liens secured by assets located in the United States and the Guarantors shall not incur any additional Indebtedness or Liens, save and except in each case for Indebtedness incurred as a result of Permitted Liens;

(p)	each of GBG and the Guarantors shall not complete an Asset Disposition; and

(q)	generally, it will well, duly and punctually perform and carry out all of the acts or things to be done by it as provided in this Indenture.

6.2 Trustee’s Remuneration and Expenses

          GBG will pay to the Trustee from time to time such remuneration for its services hereunder as shall be negotiated by GBG and the Trustee, and GBG will pay or reimburse the Trustee upon its request for all reasonable and documented expenses, disbursements and advances incurred or made by the Trustee in the execution of its rights, powers, duties and obligations hereunder and in the administration or execution of the trusts hereby created (including the reasonable and documented compensation and the disbursements of its counsel and all other advisors), both before any default hereunder and thereafter until all duties of the Trustee hereunder shall be finally and fully performed, except any such expense, disbursement or advance as may arise from the gross negligence or wilful misconduct of the Trustee. Any amount due under this section and unpaid 30 days after a request for such payment shall bear interest at the then current rate charged by the Trustee. After default, all amounts so payable and the interest thereon may be payable, at the Trustee’s election, out of any funds coming into the possession of the Trustee in priority to the principal of and interest on, if any, the Notes.

6.3 Trustee to Give Notice of Default

          The Trustee shall give written notice of an Event of Default to the Noteholders in the manner provided in section 14.1 promptly after the Trustee receives it, written notice of any such Event of Default from GBG per section 6.1(c) . The Trustee shall assume no Event of Default exists until written notice is received from GBG or the Noteholders.

6.4 Performance of Covenants by Trustee

          If GBG shall fail to perform any of its covenants contained in this Indenture, the Trustee may itself perform any of such covenants capable of being performed by it, but shall be under no obligation to do so. All sums so expended or advanced by the Trustee shall be repayable and bear interest as provided in section 6.2. No such performance or advance by the Trustee shall be deemed to relieve GBG of a default hereunder.

7.     DEFAULT AND ENFORCEMENT

7.1 Events of Default

     Each of the following events is herein referred to as an "Event of Default":

(a)	if default is made in the payment of any principal due on any of the Notes when the same becomes due under any provision hereof or of the Notes as required hereunder; or

(b)	if default is made in the payment of any interest due on any of the Notes and such default shall have continued for a period of five (5) Business Days; or

(c)

if default is made in the performance or breach by GBG or any Guarantor of any other covenant or agreement under the provisions of the Notes, this Indenture or any document relating hereto or thereto, including the GBG GSA, and continues for a period of 30 days after written notice specifying such default and requiring such default to be remedied has been given to GBG or any Guarantor, with a copy to GBG, as the case may be, by the Trustee; or

(d)

if there occurs with respect to Southgold Agreements and Tranter Agreements an event of default and such event of default has not been remedied and continues for a period of 10 days after written notice specifying such default and requiring such default to be remedied has been given to GBG (a copy of which shall be delivered to the Noteholders and the Trustee by GBG) ; or

(e)

if there occurs with respect to any Indebtedness of GBG or any Guarantor, having an outstanding principal amount of $500,000 or more an event of default that has caused the holder thereof to declare such Indebtedness to be due and payable prior to its maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 10 days of such acceleration; or

(f)

if a proceeding or case shall be commenced against GBG or any Guarantor in any court of competent jurisdiction, seeking (i) its reorganization, liquidation, termination or winding-up, or the composition or readjustment of its debts, (ii) the appointment of a receiver, custodian, liquidator or the like of GBG or any Guarantor or all or any substantial part of its respective property, or (iii) similar relief in respect of GBG or any Guarantor under any law relating to bankruptcy, insolvency, reorganization, winding- up or composition or adjustment of debts, and such proceeding or case shall continue undismissed, or an order, judgment or decree approving or ordering any of the foregoing shall be entered and continue unstayed and in effect, for a period of 60 or more days, or an order for relief against GBG or any Guarantor shall be entered in an involuntary case under the Bankruptcy and Insolvency Act (Canada) (as amended, the "Bankruptcy Act"); or

(g)

if GBG or any Guarantor shall (i) apply for or consent to the appointment of, or the taking of possession by, a receiver, custodian, examiner, liquidator or the like of itself or of all or any substantial part of its property, (ii) make a general assignment for the benefit of its creditors, (iii) commence a voluntary case under the Bankruptcy Act or any other similar foreign statute, (iv) institute any proceeding or file a petition seeking to take advantage of any other law relating to bankruptcy, insolvency, reorganization, liquidation, termination, winding-up or composition or readjustment of debts, (v) fail to contest in a timely and appropriate manner, or acquiesce in writing to, any petition filed against it in an involuntary case under the Bankruptcy Act or any other similar foreign statute, or (vi) take any action for the purpose of effecting any of the foregoing; or

(h)	the occurrence or the public announcement of a Change of Control.

7.2 Acceleration on Default

          In case of any Event of Default that has occurred and is continuing, the Trustee shall automatically (unless directed to the contrary by a Special Resolution), subject to the provisions of section 7.3, declare an amount equal to 120% of the principal of all Notes then outstanding and all other moneys payable hereunder to be due and payable and the same shall forthwith become immediately due and payable to the Trustee on written demand, anything therein or herein to the contrary notwithstanding. GBG shall in either case forthwith pay to the Trustee for the benefit of the Noteholders the principal of such Notes and all other moneys payable hereunder, together with subsequent interest thereon at the rate of 17% per annum from the date of such declaration (subject to the proviso below) until the date payment is received by the Trustee, such subsequent interest to be payable at the times and places and according to the tenor of the Notes. Such payment when made shall be deemed to have been made in discharge of GBG’s obligations hereunder and any moneys so received by the Trustee shall be applied in the manner provided in section 7.6. Provided that, for greater certainty, in the event of an acceleration of payment, if GBG has prepaid interest on the principal amount of the Notes through to the Second Anniversary, the interest on such principal amount outstanding shall only accrue and be payable after the Second Anniversary.

7.3 Waiver of Default or Breach

          In case any Event of Default hereunder has occurred:

(a)

the Holders of not less than 51% in principal amount of the Notes then outstanding shall have the power (in addition to and subject to the powers exercisable by Special Resolution) by instrument in writing to instruct the Trustee to waive the default and/or to annul any declaration and/or demand made by the Trustee and the Trustee shall thereupon waive the default and/or annul such declaration and/or demand upon such terms and conditions as such Noteholders may prescribe; and

(b)

the Trustee, so long as it has not become bound to institute any proceedings hereunder, shall have power to waive the default if, in the Trustee’s opinion, the same shall have been cured or adequate satisfaction made therefor, and in such event to annul any such declaration and/or demand therefor, made by the Trustee in the exercise of its discretion, upon such terms and conditions as the Trustee may deem advisable, provided, however, that no act or omission of the Trustee or the Noteholders shall extend to or be taken in any manner whatsoever to affect any subsequent default or the rights resulting therefrom. The Trustee may waive or authorize any breach or proposed breach of any of the terms, conditions or provisions of this Indenture or the Notes if, in the opinion of the Trustee, such breach or proposed breach is not materially prejudicial to the interests of the Noteholders.

7.4 Proceedings by the Trustee

          Whenever any Event of Default hereunder has occurred and is continuing, but subject to section 7.3 and to the provisions of any Special Resolution:

(a)

the Trustee, in the exercise of its discretion and without further notice, may proceed to enforce the rights of the Trustee and the Noteholders by any action, suit, remedy, including, but not limited to, appointing a receiver, or proceeding authorized or permitted by law or by equity and may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee and of the Holders lodged in any bankruptcy, termination or other proceedings relative to GBG; and

(b)	if so directed by a Special Resolution and, upon being indemnified and funded to its satisfaction as provided in section 12.2, the Trustee shall exercise or take such one or more of such remedies as the Special Resolution may direct or, if such Special Resolution contains no direction, as the Trustee may deem expedient.

          Notwithstanding any other provision of this Indenture, neither the Trustee nor any Person related to the Trustee shall be appointed a receiver or receiver and manager or liquidator of any part of the property or assets of GBG or the Guarantors.

          No delay or omission of the Trustee or of the Noteholders to exercise any remedy referred to in this paragraph shall impair any such remedy or shall be construed to be a waiver of any default hereunder or acquiescence therein.

          GBG shall be liable to the Trustee for all costs incurred by the Trustee in connection with the enforcement of rights under this Indenture, including the fees and expenses of Trustee’s counsel, which costs shall be repayable and bear interest as provided in Section 6.2.

          No such remedy for the enforcement of the rights of the Trustee or of the Noteholders shall be exclusive of or dependent on any other such remedy but any one or more of such remedies may from time to time be exercised independently or in combination.

          Upon the exercise or taking by the Trustee of any such remedies, whether or not a declaration and demand have been made pursuant to section 7.2, the principal and interest on, if any, all Notes and other moneys payable under section 7.2 shall forthwith become due and payable to the Trustee as though such a declaration and a demand therefor had actually been made.

          All rights of action hereunder may be enforced by the Trustee, without the possession of any of the Notes or the production thereof on the trial or other proceedings relative thereto.

7.5 Suits by Noteholders

          No Holder of any Note shall have the right to institute any action or proceedings or to exercise any other remedy authorized by this Indenture for the purpose of enforcing any right hereunder or under any Note or for the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or for a receiving order under any bankruptcy legislation or to have GBG terminated or to file or prove a claim in any liquidation or bankruptcy proceedings, unless a Special Resolution and indemnity referred to in section 12.2 have been tendered to the Trustee and the Trustee shall have failed to act within a reasonable time thereafter. In such case, but not otherwise, any Noteholder acting on behalf of himself and all other Noteholders shall be entitled to take proceedings in any court of competent jurisdiction such as the Trustee might have taken under section 7.4. No one or more Noteholders shall have any right in any manner whatsoever to affect, disturb or prejudice the rights hereby created by his or their action, or to enforce any right hereunder or under any Note, except subject to the conditions and in the manner herein provided, and all powers and trusts hereunder shall be exercised and all proceedings at law shall be instituted, had and maintained by the Trustee, except only as herein provided, and in any event for the equal benefit of all Noteholders.

7.6 Application of Moneys Received by Trustee

          Except as otherwise herein provided, the moneys arising from any enforcement hereof shall be held in trust by the Trustee and by it applied, together with any other moneys then or thereafter in the hands of the Trustee available for the purpose, as follows:

(a)

first, in payment or reimbursement to the Trustee of the remuneration, expenses, disbursements and advances of the Trustee earned, incurred or made in the execution of its obligations and responsibilities hereunder and in the administration or execution of any trusts hereunder or otherwise in relation to this Indenture with interest thereon as herein provided, including, without limitation, with respect to the fees and expenses of its counsel;

(b)

thereafter, in or towards payment rateably and proportionately firstly of the principal of the Notes, secondly of the accrued and unpaid interest on the Notes and thirdly of the other moneys payable hereunder, unless the order or priority of payment shall be otherwise directed by Special Resolution and, in that case, in such order or priority as between such principal and interest as may be directed by such Special Resolution; and

(c)	lastly, the surplus (if any) of such moneys shall be paid to GBG or its assigns, unless otherwise required by law.

7.7 Distribution of Proceeds

          Payments to Holders pursuant to section 7.6 shall be made as follows:

(a)

at least 10 days’ notice of every such payment shall be given in the manner provided in section 14.1 specifying the time when and the place or places where the Notes are to be presented and the amount of the payment and the application thereof as between principal, interest and any other moneys payable hereunder;

(b)

payment of any Note shall be made upon presentation thereof at any one of the places specified in such notice, any such Note thereby paid in full shall be surrendered and otherwise such payment shall be recorded by endorsement thereon, but the Trustee may in its discretion (but shall have no obligation to) dispense with presentation and surrender in any special case upon such indemnity being given as it shall deem sufficient;

(c)

from and after the date of payment specified in the notice, interest shall accrue only on the amount owing on each Note after giving credit for the amount of the payment specified in such notice, unless such Note be duly presented on or after the date so specified and payment of such amount be not made; and

(d)

the Trustee shall not be required to make any interim payment to Noteholders, unless the moneys in its hands, after reserving therefrom such amount as the Trustee may think necessary to provide for the payments mentioned in subsections 7.6(a), exceed 5% of the principal amount of the Notes.

7.8 Trustee Appointed Attorney

          GBG hereby irrevocably appoints the Trustee to be the attorney of GBG for and in the name and on behalf of GBG to execute any instrument and do any acts and things which GBG is expressly required to sign, execute and do hereunder and generally to use the name of GBG in the exercise of all or any of the powers hereby conferred on the Trustee, with full powers of substitution and revocation.

7.9 Remedies Cumulative

          Each and every remedy herein conferred upon or reserved to the Trustee, or upon or to the Noteholders, shall, to the extent permitted by law, be cumulative and shall be in addition to every other remedy given hereunder or now existing or hereafter to exist by law or by statute.

7.10 Judgment Against GBG

          GBG covenants and agrees with the Trustee that, in case of any proceedings to obtain judgment for the principal of or interest on, if any, the Notes, judgment may be rendered against it in favour of the Noteholders hereunder, or in favour of the Trustee, as fondé de pouvoir (holder of the power of attorney) for all the Noteholders, for any amount which may remain due in respect of the Notes and interest thereon and any other moneys payable by GBG hereunder and under all documents relating hereto.

8.     SATISFACTION AND DISCHARGE

8.1 Cancellation and Destruction

          All Notes shall forthwith after full payment thereof be delivered to the Trustee or to a person appointed by it or by GBG with the approval of the Trustee and cancelled. The Trustee shall prepare and retain a certificate of such cancellation and deliver a duplicate thereof to GBG.

8.2 Non-Presentation of Notes

          In case the Holder of any Note should fail to present the same for payment on the date on which the principal thereof and the interest thereon or represented thereby becomes payable at maturity or otherwise or should fail to accept payment on account thereof or give such receipt therefor, as may be required by the Trustee:

(a)	GBG shall be entitled to pay to the Trustee and direct it to set aside; or

(b)	in respect of moneys in the hands of the Trustee which may or should be applied to the payment of the Notes, GBG shall be entitled to direct the Trustee to set aside,

the principal and such interest in trust to be paid without interest to the Holder of such Note, upon due presentation or surrender thereof in accordance with the provisions of this Indenture; and thereupon the principal and interest payable on or represented by each Note in respect whereof such moneys have been set aside shall be deemed to have been paid and the Holder thereof shall thereafter have no right in respect thereof, except that of receiving payment of the moneys so set aside by the Trustee upon due presentation and surrender thereof, subject always to the provisions of section 8.3.

8.3 Repayment of Unclaimed Moneys to GBG

          Any moneys in the hands of the Trustee and set aside under section 8.2 and not claimed by and paid or delivered as provided in section 8.2 to Holders of Notes within three (3) years after the Maturity Date thereof shall be repaid to GBG by the Trustee on demand or otherwise as required by the provisions of applicable laws of public order, and thereupon the Trustee shall be released from all further liability with respect to such moneys and thereafter the Holders of the Notes in respect of which such moneys were so repaid or delivered to GBG shall have no rights in respect thereof, except to obtain payment of the moneys due thereon from GBG up to the fifth anniversary of the date hereof.

8.4 Release from Covenants

          Upon Written Request and proof being given to the reasonable satisfaction of the Trustee that the principal of all the Notes and interest thereon, if any, and other moneys payable hereunder have been paid or satisfied, or that all the outstanding Notes having matured, such payments have been duly and effectually provided for by payment to the Trustee or otherwise and upon payment of all costs, charges and expenses properly incurred by the Trustee in relation to these presents and all documents relating hereto, and all interest thereon, and the remuneration of the Trustee, or upon provision satisfactory to the Trustee being made therefor, the Trustee shall, at the request and at the expense of GBG, execute and deliver to GBG such deeds or other instruments as shall be requisite to release GBG from the terms of the Indenture, the Notes and the GBG GSA, except those terms of the Indenture relating to the indemnification of the Trustee.

9.     INTENTIONALLY DELETED

10.   MEETINGS OF NOTEHOLDERS

10.1 Right to Convene Meeting

          The Trustee shall have power at any time to call meetings of the Noteholders at such time and place as the Trustee may determine. Noteholders or GBG may, by Noteholders’ Request or Written Request, as applicable, respectively, requisition the Trustee to call a meeting of the Noteholders for the purposes stated in the requisition. The requisition shall state in reasonable detail the business to be transacted at the meeting and shall be sent to the Trustee at the Corporate Trust Office. Upon receiving the requisition and upon receiving sufficient evidence that it is being indemnified to its reasonable satisfaction by the Noteholders or GBG, the Trustee shall call a meeting of Noteholders to transact the business referred to in the requisition, unless:

(a)	a record date for a meeting of the Noteholders has been fixed;

(b)	the Trustee has called a meeting of the Noteholders and has given notice thereof pursuant to section 10.2; or

(c)	in connection with the business as stated in the requisition:

(i)	the requisition is not submitted to the Trustee at least ninety (90) days before the date of the next scheduled meeting, if any, of the Noteholders;

(ii)

the Trustee reasonably believes that the matter covered by the requisition is submitted by the Noteholders primarily for the purpose of enforcing a personal claim or redressing a personal grievance against GBG, the Trustee or the directors or officers of GBG, or primarily for the purpose of promoting general economic, political, religious, social or similar causes;

(iii)

the Trustee reasonably believes that the Trustee, at one or more Noteholders’ Request, included a matter covered by a requisition on an order of business relating to a meeting of Noteholders held within two years preceding the receipt of such request and such Noteholders failed to present the matter, in person or by proxy, at the meeting;

(iv)

the Trustee reasonably believes that substantially the same matter covered by the requisition was submitted to Noteholders at a meeting of Noteholders held within two years preceding the receipt of the Noteholders’ Request and the matter covered by the requisition was defeated; or

(v)	the Trustee reasonably believes that the rights conferred by this section 10.1 are being abused to secure publicity.

          If the Trustee does not within 21 days after receiving the requisition call a meeting, to the extent required by this section 10.1, any Noteholders who signed the requisition may call the meeting in accordance with the provisions of sections 10.2 and 10.9, mutatis mutandis. If there shall be no Trustee, GBG shall promptly appoint a successor Trustee in the manner provided in section 12.9.

10.2 Notice of Meeting of Noteholders

          Notice of all meetings of the Noteholders shall be mailed or delivered by the Trustee to each Noteholder with a copy to the Trustee and GBG in the manner provided in section 14.1 and to the auditors of GBG (to the extent the contact information for such auditors has been provided to the Trustee prior to the mailing or delivery of such notices to the Noteholders) not less than 21 nor more than 50 days (or within such other delays as required by law) before the meeting but may be waived in writing by any Noteholders either before or after such meeting. The attendance of a Noteholder at a meeting shall constitute a waiver of notice of such meeting except where a Noteholder attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting has not been lawfully called or convened. Notice of any meeting of the Noteholders shall state the purposes of the meeting.

10.3 Quorum

          A quorum for any meeting of Noteholders shall be Noteholders present or represented by proxy who hold in the aggregate not less than 25% in principal amount of the Notes then outstanding.

          If a quorum of the Noteholders shall not be present within 30 minutes from the time fixed for holding any meeting, the meeting, if convened by the Noteholders on a Noteholders’

Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in the place where the meeting is to be held, in which case it shall be adjourned to the next following Business Day in such place) at the same time and place. At the adjourned meeting, the Noteholders present in person or represented by proxy shall form a quorum and may transact the business for which the meeting was originally convened, notwithstanding that they may not represent 25% of the principal amount of the Notes then outstanding.

10.4 Chairman

          An individual, who need not be a Noteholder, nominated in writing by the Trustee shall be chairman of the meeting and if no individual is so nominated, or if the individual so nominated is not present within 15 minutes from the time fixed for the holding of the meeting, the Noteholders present in person or by proxy shall choose an individual present to be chairman.

10.5 Power to Adjourn

          The chairman of any meeting at which a quorum of the Noteholders is present may with the consent of the Holders of a majority in principal amount of Notes represented thereat and voting thereon adjourn any such meeting and no notice of such adjournment need be given, except such notice (if any) as the meeting may prescribe.

10.6 Show of Hands

          Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands, except that a vote on any Special Resolution shall be given in the manner hereinafter provided. At any such meeting, unless a poll is required or duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

10.7 Poll

          On every Special Resolution, and on any other question submitted to a meeting when demanded, after a vote by a show of hands, by the chairman or by one or more of the Noteholders acting in person or by proxy and holding at least 5% of the principal amount of the Notes then outstanding, a poll shall be taken in such manner as the chairman shall direct. Questions other than Special Resolutions shall be decided by the votes of the Holders of a majority of the principal amount of the Notes represented at the meeting who voted on the poll.

10.8 Voting

          Holders of Notes may attend and vote at all meetings of the Noteholders either in person or by proxy. On a show of hands every individual who is present and entitled to vote, whether as a Noteholder or as proxy for one or more absent Noteholders, or both, shall have one vote. On a poll, each Noteholder present in person or represented by proxy shall be entitled to one vote in respect of each US$1,000 principal amount of Notes of which he shall be a Holder. The chairman of any such meeting shall not have a second or casting vote.

10.9 Record Dates

         For the purpose of determining the Noteholders who are entitled to receive notice of and vote at any meeting or any adjournment thereof, or for the purpose of any other action, the Trustee may from time to time, without notice to Noteholders, close the transfer books for such period, not exceeding 30 days, as the Trustee may determine; or with or without closing the transfer books the Trustee may fix a date not more than 60 days prior to the date of any meeting of the Noteholders or other action as a record date for the determination of Noteholders entitled to receive notice of and to vote at such meeting or any adjournment thereof or to be treated as Noteholders of record for purposes of such other action, as the case may be, and any Noteholder who was a Noteholder at the time so fixed shall be entitled to receive notice of and vote at such meeting or any adjournment thereof, even though he has since that date disposed of his Notes, and no person who becomes a Noteholder after that date shall be entitled to receive notice of and vote at such meeting or any adjournment thereof or to be treated as a Noteholder of record for purposes of such other action.

10.10 Proxies

          Whenever the vote or consent of Noteholders is required or permitted under this Indenture, such vote or consent may be given either directly by the Noteholder or by a proxy in such form as is acceptable to the Trustee acting reasonably. A Noteholder may appoint a maximum of five proxyholders to act singly, jointly, unanimously, in succession or in the alternative. A proxyholder need not be a Noteholder. The Trustee may solicit such proxies from the Noteholders or any of them in any matter requiring or permitting the Noteholders’ vote, approval or consent in such manner as may be required by applicable law.

         The Trustee may adopt, amend or repeal such rules relating to the appointment of proxyholders and the solicitation, execution, validity, revocation and deposit of proxies, as it in its discretion from time to time determines.

10.11 Resolution in Lieu of Meeting

          A resolution signed in writing by Noteholders holding a proportion of the principal amount of the aggregate principal amount of all outstanding Notes equal to the proportion of the principal amount of Notes required to vote in favour thereof at a meeting of Noteholders to approve that resolution, being not less than 51% of the principal amount of Notes outstanding, is as valid as if it had been passed at a duly called meeting of Noteholders.

10.12 GBG and Trustee may be Represented

          The officers of GBG and the Trustee, by their respective representatives, and with their respective advisers, may attend any meeting of the Noteholders but shall have no vote as such.

10.13 Powers Exercisable by Special Resolution

          In addition to all other powers stated in this Indenture to be exercisable by Special Resolution and all other powers conferred by law, a meeting of the Noteholders shall have the following powers exercisable from time to time by Special Resolution:

(a)

power to agree to any modification, abrogation, alteration, compromise or arrangement of the rights of Noteholders or the Trustee (subject to the approval of the Trustee) against GBG, whether such rights arise under this Indenture, the Notes, the GBG GSA or otherwise and to authorize the Trustee to concur in and to execute any deed or instrument supplemental hereto or thereto embodying any such modification, abrogation, alteration, compromise or arrangement, provided that any such modification, abrogation, alteration, compromise or arrangement shall have been agreed to by GBG;

(b)

power to direct or authorize the Trustee to exercise any power, right, remedy or authority given to it by this Indenture, the Notes, the GBG GSA or otherwise in any manner specified in such Special Resolution or to refrain from exercising any such power, right, remedy or authority;

(c)

power to waive and direct the Trustee to waive any default on the part of GBG in complying with any provision of this Indenture, the Notes, the GBG GSA or any other document relating hereto or thereto, or to annul and to direct the Trustee to annul any declaration in respect of such default made by the Trustee pursuant to section (g) either unconditionally or upon any conditions specified in such Special Resolution;

(d)	power, with the approval of GBG, to sanction the exchange of Notes for any other securities or obligations of GBG or any other person;

(e)

power to restrain any Noteholder from taking or instituting any suit, action or proceeding for the purpose of enforcing payment by GBG of principal or interest or for the execution of any trust or power under this Indenture, the Notes, the GBG GSA or any other document relating hereto or thereto or for the appointment of a liquidator or a receiver or a trustee in bankruptcy or for any other remedy hereunder or thereunder;

(f)

power to direct any Noteholder who, as such, has brought any suit, action or proceeding, to stay or discontinue or otherwise deal with the same upon payment, if the taking of such suit, action or proceeding shall have been permitted by section 7.5, of the costs, charges and expenses reasonably and properly incurred by such Noteholder in connection therewith;

(g)

power to sanction any scheme for the reconstruction or reorganization of GBG or for the consolidation or merger of GBG with any other person or for the sale, leasing, transfer or other disposition of the undertaking, property and assets of GBG or any part thereof;

(h)

power to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any GBG Units or other securities of GBG;

(i)	power to amend, alter or repeal any Special Resolution previously passed or sanctioned by the Noteholders;

(j)

power to appoint and remove a committee to consult with the Trustee and to delegate to such committee (subject to such limitations, if any, as may be prescribed in such Special Resolution) all or any of the powers which the Noteholders could exercise by Special Resolution under this section 10.13. The Special Resolution making such appointment may provide for payment of the expenses and disbursements of and compensation to such committee. Such committee shall consist of such number of persons as shall be prescribed in the Special Resolution appointing it, and the members need not be themselves Noteholders. Subject to the Special Resolution appointing it, every such committee may elect its chairman and may make regulations respecting its quorum, the calling of its meetings, the filling of vacancies occurring in its number, the manner in which it may act and its procedure generally and such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by minutes signed by a majority of the members thereof or the number of members thereof necessary to constitute a quorum, whichever is the greater. All acts of any such committee within the authority delegated to it shall be binding upon all Noteholders. Neither such committee nor any member thereof shall be liable for any loss arising from or in connection with any action taken or omitted to be taken in good faith;

(k)	power to remove the Trustee and appoint a new Trustee; and

(l)

power to authorize the Trustee to grant extensions of time for payment of any principal or interest on the Notes, whether or not the principal or interest, the payment of which is extended, is at the time due or overdue.

          Notwithstanding paragraphs (a) to (l) above, no resolution shall modify, abrogate, alter, compromise, arrange or otherwise affect the rights or obligations of the Trustee hereunder without the Trustee’s written consent, such consent not to be unreasonably withheld.

10.14 Meaning of "Special Resolution"

          The expression "Special Resolution" when used in this Indenture means, subject to section 10.11 provided, a resolution proposed at a meeting of Noteholders duly convened for the purpose of passing a Special Resolution and held in accordance with the provisions in this Article 10 at which, subject as hereinafter provided, the Holders of at least 51% of the principal amount of the Notes then outstanding are present in person or represented by proxy and passed by the favourable votes of the Holders of not less than 51% of the principal amount of Notes represented at the meeting and voted on a poll upon such resolution.

10.15 Minutes

          Minutes of all resolutions and proceedings at every such meeting as aforesaid shall be made and duly entered in books to be from time to time provided for that purpose by the Trustee at the expense of GBG, and any such minutes as aforesaid, if signed by the chairman of the meeting at which such resolutions were passed or proceedings had, shall constitute prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting, in respect of the proceedings of which minutes shall have been made and signed as aforesaid, shall be deemed to have been duly held and convened and all resolutions passed or proceedings had thereat to have been duly passed and had.

10.16 Effect of Resolutions

          Every resolution and every Special Resolution passed in accordance with the provisions of this Article 10 at a meeting of Noteholders shall be binding upon all the Noteholders, whether present at or absent from such meeting, and every instrument in writing signed by the

Noteholders in accordance with section 10.11 shall be binding upon all the Noteholders, whether signatories thereto or not, and each and every Noteholder and the Trustee (subject to any provisions for its indemnity herein contained) shall be bound to give effect accordingly to every such resolution, Special Resolution and instrument in writing. Notwithstanding anything contained herein to the contrary, no Special Resolution may: (i) reduce in any manner the amount of, or delay the timing of the distributions required to be made on a Note without the consent of 100% of the Noteholders; (ii) modify or change any provisions of this Indenture to affect the ranking or security of the Notes or the Guarantee in a manner adverse to the Noteholders, (iii) any release of any Guarantor from the Guarantee and (iv) modify the provisions of this Section 10.16 without the consent of 100% of the Noteholders. Unless the Trustee agrees otherwise, notice of the passing of every resolution and every Special Resolution shall be given to the Noteholders in the manner provided in section 14.1.

11.   SUPPLEMENTAL INDENTURES

11.1 Provision for Supplemental Indentures for Certain Purposes

          From time to time GBG and the Trustee may, without any further approval or consent of the Noteholders (subject to the provisions of this Indenture), and they shall, when so directed by the provisions hereof, execute and deliver indentures or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a)	giving effect to any Special Resolution passed as provided in Article 10;

(b)

adding to the provisions hereof such additional covenants, enforcement provisions, release provisions and other provisions as, in the Opinion of Counsel, are necessary or advisable, provided that, in the opinion of the Trustee, the same are not prejudicial to the legal rights of the Noteholders;

(c)	making any modification of any of the provisions of this Indenture or the Notes which is of a formal, minor or technical nature;

(d)

making any additions to, deletions from or alterations of the provisions of this Indenture (including any of the terms and conditions of the Notes) which in the opinion of the Trustee which may be based on the Opinion of Counsel are not prejudicial to the interests of the Noteholders and which are necessary or advisable in order to incorporate, reflect or comply with any legislation the provisions of which apply to this Indenture;

(e)

adding to or altering the provisions hereof in respect of the transfer of Notes, including provision for the exchange of Notes of different denominations and making any modification in the form of the Notes which does not affect the substance thereof and which, in the opinion of the Trustee, which may be based on the Opinion of Counsel, is not prejudicial to the interests of the Noteholders;

(f)

correcting or rectifying any ambiguities, defective provisions, errors or omissions herein, provided that, in the opinion of the Trustee, which may be based on the Opinion of Counsel, the rights of the Trustee and the Noteholders are not materially prejudiced thereby; and

(g)

any other purpose not inconsistent with the terms of this Indenture provided that, in the opinion of the Trustee, which may be based on the Opinion of Counsel, the rights of the Trustee and of the Noteholders are not materially prejudiced thereby.

11.2 Binding Effect of Modifications

          Every modification, addition, deletion, alteration, correction or rectification to, from or of the provisions hereof shall bind the Noteholders and notice thereof shall be given as soon as practicable in accordance with section 14.1, unless the Trustee agrees otherwise.

12.   CONCERNING THE TRUSTEE

12.1 Conditions Precedent to Trustee’s Obligation to Act

          The Trustee shall not be bound to give any notice or do or take any act, action or proceeding in virtue of the powers conferred on it hereby unless and until it shall have been required so to do under the terms hereof. Nor, subject to any default which may come to the attention of the Trustee by virtue of GBG’s compliance with subsection 6.1(c), shall the Trustee be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall distinctly specify the default desired to be brought to the attention of the Trustee, and in the absence of any such notice the Trustee may for all purposes of this Indenture conclusively assume that GBG is not in default hereunder and that no default has been made with respect to the payment of principal or interest on the Notes or in the observance or performance of any of the covenants, agreements or conditions contained herein. Any such notice or requisition shall in no way limit any discretion herein given to the Trustee to determine whether or not the Trustee shall take action with respect to any default or take action without any such requisition.

12.2 Requirement for Funds and Indemnity

          The obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing any right of the Trustee or the Noteholders hereunder shall be conditional upon the Noteholders furnishing, when required by notice in writing by the Trustee, sufficient funds to commence or continue such act, action or proceeding and an indemnity reasonably satisfactory to the Trustee to protect and hold harmless the Trustee and its officers directors and employees against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers.

          The Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Noteholders at whose instance it is acting to deposit with the Trustee the Notes held by them, for which Notes the Trustee shall issue receipts.

12.3 Evidence

          Whenever it is provided in this Indenture, with reference to any application to the Trustee for the authentication and delivery of Notes or other action hereunder, that GBG shall deposit with the Trustee resolutions, certificates, opinions, requests, orders or other documents, it is intended that the truth, accuracy and good faith at the time of the granting of such application (or on the effective date of any such certificate or report, as the case may be) of the facts and opinions stated in all documents so deposited shall, in each and every such case, be conditions precedent to the right of GBG to have such application granted. The Trustee may rely and shall be protected in acting upon any such documents deposited with it in purported compliance with any such provision or of any other purpose hereof, but may in its discretion require further evidence before acting or relying thereon.

          The Trustee may rely and shall be protected in acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, letter, or other paper or document believed by it to be genuine and to have been signed, sent or presented by or on behalf of the proper party or parties, all without the need for independent investigation.

12.4 Experts and Advisers

          The Trustee may employ or retain such counsel, accountants, appraisers or other experts or advisers as it may reasonably require for the purpose of discharging its duties hereunder and may pay reasonable remuneration for all services so performed by any of them, and shall not be responsible for any misconduct on the part of any of them. GBG shall advance or otherwise pay to Trustee upon receipt of the requisite invoices, the funds required to pay for the services contemplated under this section 12.4. The Trustee shall not be required to advance fees and expenses out of pocket and then seek reimbursement.

          The Trustee may act, or not act, and shall incur no liability and shall be protected in acting, or not acting, in good faith on the opinion or advice of or information obtained from any counsel, accountant, appraiser or other expert or adviser, whether retained or employed by GBG or by the Trustee, in relation to any matter arising in the administration of the trusts hereunder and the fulfilment of its obligations and the exercise of its rights hereunder.

12.5 Documents, Moneys, etc. Held by Trustee

          Any securities, documents of title or other instruments that may at any time be held by the Trustee subject to the trusts hereof may be placed by the Trustee in any of the following: (a) the deposit vaults of the Trustee, (b) any money market or mutual funds registered under the Investment Company Act of 1940, (c) commercial paper (having original maturities of not more than 270 days) of any corporation which on the date of acquisition has been rated by any nationally recognized statistical rating organization in its highest short-term unsecured debt rating category available, or (d) direct obligations of, or obligations fully guaranteed as to principal and interest by, the United States or any agency or instrumentality thereof, provided such obligations are backed by the full faith and credit of the United States. All interest or other income received by the Trustee in respect of such deposits and investments shall belong to GBG and be remitted to GBG or in accordance with the provisions of applicable laws of public order, unless an Event of Default shall have occurred and be continuing, in which case all such interest and income shall be held by the Trustee and applied in accordance with section 7.6. The Trustee shall not incur any liability or responsibility whatsoever or be in any way responsible for any losses that result or are incurred by virtue of any permitted deposits or investments provided under this Section 12.5.

12.6 Action by Trustee to Protect Interests

          The Trustee shall have power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect and enforce its interests and the interests of the Noteholders.

12.7 Trustee not Required to give Security

          The Trustee shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Indenture or otherwise in respect of this Indenture.

12.8 Protection of Trustee

          By way of supplement to the provisions of any law for the time being relating to trustees:

(a)

the Trustee shall not be liable for or by reason of any statements of fact or recitals in this Indenture, in the Notes, in the GBG GSA or in any other document relating hereto or thereto (except the representation contained in section 12.11 and in the certificate of the Trustee on the Notes) or required to verify the same, but any such statements or recitals are and shall be deemed to be made by GBG;

(b)

nothing herein contained shall impose any obligation on the Trustee to see to or require evidence of the registration or filing (or renewal thereof) of this Indenture or the GBG GSA or any instrument ancillary, including but not limited to security documents relating to the Guarantors, or supplemental hereto or thereto;

(c)	the Trustee is not a party to, nor is bound by, any provisions which may be evidenced by, or arise out of, any agreement other than as therein set forth under the express provisions of this Agreement;

(d)

the Trustee shall not be answerable for the default or misconduct of any adviser, agent or legal counsel employed or appointed, at its discretion, by it if such adviser, agent or legal counsel shall have been selected with reasonable care;

(e)

the Trustee shall not be liable for any error of judgement, or for any act done or omitted by it in good faith, or for any mistake of fact or law, or for anything which it may do or omit from doing in connection herewith, except its own wilful misconduct and gross negligence;

(f)	the Trustee shall not be bound to give to any person notice of the execution hereof;

(g)

the Trustee shall not incur any liability or responsibility whatsoever or be in any way responsible for the consequence of any breach on the part of GBG of any of the covenants contained in this Indenture, in the GBG GSA or in any other document relating hereto or thereto or of any acts of the agents or servants of GBG;

(h)

GBG and the Guarantors hereby agree to jointly and severally indemnify and save harmless the Trustee and its officers, directors, employees and agents from and against any and all liabilities, losses, costs, claims, actions or demands whatsoever which may be brought against the Trustee or which it may suffer or incur as a result or arising out of the performance of its duties and obligations hereunder (including without limitation the fees and disbursements of any advisers and legal counsel it may retain), save only to the extent caused by the gross negligence or wilful misconduct of the Trustee or any of its officers, directors, employees or agents. This indemnification shall survive the termination of this Indenture or the resignation or removal of the Trustee;

(i)

every party to this Agreement agrees that its liability hereunder shall be absolute and unconditional regardless of the correctness of any representations of any third parties and regardless of any liability of third parties to the Indemnified Parties, and shall accrue and become enforceable without prior demand or any other precedent action or proceeding. The Trustee shall not be under any obligation to prosecute or to defend any action or suit in respect of the relationship which, in the Opinion of Counsel, may involve it in expense or liability, unless the parties hereto shall, so often as required, furnish the Trustee with satisfactory indemnity and funding against such expense or liability;

(j)

the forwarding of a cheque by the Trustee will satisfy and discharge the liability for any amounts due to the extent of the sum or sums represented thereby (plus the amount of any tax deducted or withheld as required by law) unless such cheque is not honoured on presentation; provided that in the event of the non-receipt of such cheque by the payee, or the loss or destruction thereof, the Trustee, upon being furnished with reasonable evidence of such non-receipt, loss or destruction and indemnity reasonably satisfactory to it, will issue to such payee a replacement cheque for the amount of such cheque;

(k)	the Trustee will disburse monies according to this Agreement only to the extent that monies have been deposited with it;

(l)

the Trustee shall not be bound by any notice, claim or demand with respect to, or any waiver, modification, amendment, termination or rescission of this Agreement, unless received by it in writing, and signed by the parties hereto and if its rights and duties herein are affected, unless it shall have given its prior written consent thereto;

(m)

the Trustee shall have no duties except those which are expressly set forth herein, and the Trustee shall not be liable except for the performance of such duties and obligations as shall specifically be set forth in this Agreement and no implied covenants or obligations shall be read into this Agreement against the Trustee;

(n)	the Trustee shall not be responsible or liable in any manner whatsoever for the sufficiency, correctness, genuineness or validity of any security deposited with it;

(o)

the Trustee shall not be responsible for assessing the validity or advisability of any directions or instructions received by it. The Trustee shall under no circumstances be deemed to provide legal, investment, tax or trading advice or counselling;

(p)	the Trustee shall incur no liability with respect to the delivery or non-delivery of any certificate or certificates whether delivered by hand, mail or any other means;

(q)

nothing herein shall be deemed to hold the Trustee responsible for failure by GBG or the Guarantors to maintain insurance coverage or for any loss arising out of any want, defect or insufficiency in any insurance policy, or because of failure of any insurer to pay the full amount of any loss or damage insured against. The Trustee shall be entitled to request and rely absolutely upon an Officers' Certificate of GBG stating that each of GBG and the Guarantors are in compliance with their covenant to maintain adequate insurance coverage. No duty with respect to effecting or maintaining insurance coverage shall rest with the Trustee;

(r)

given that the Guarantors have and GBG have created certain security documents to secure all obligations created under this Indenture which are joint and several and amongst GBG and the other Guarantors and given that such security documents state that the rights, duties and obligations of the Trustee under such documents shall be governed by and construed in accordance with laws other than those of British Columbia and Canada, GBG agrees to indemnify and hold harmless the Trustee for any duties, obligations or standards imposed on the Trustee under any laws which are not Canadian which are more stringent, than the duties, obligations and standards to which the Trustee would be held as the Trustee under such security agreements by the laws of British Columbia and Canada; and

(s)	the Trustee shall not be liable for or by reason of:

	a.	any failure or defect of title to, or encumbrance upon, the GBG Charged Property or any security pledged hereunder;

b.

any failure of or defect in the registration, filing or recording of this Indenture or any other deed or writing delivered hereunder by way of mortgage or charge upon the GBG Charged Property or any security pledged hereunder or any part thereof, or any notice, caveat or financing statement with respect to the foregoing; or

	c.	any failure to do any act necessary to constitute, perfect and maintain the priority of the security hereby created or otherwise created with respect to any GBG Charged Property.

12.9 Replacement of Trustee

          The Trustee may resign and be discharged from all further duties and liabilities hereunder by giving to GBG not less than 60 days’ notice in writing or such shorter notice as GBG may accept as sufficient. The Noteholders, by Special Resolution, shall have power at any time to remove the Trustee and to appoint a new trustee. In the event of the Trustee resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, GBG shall forthwith appoint a new trustee unless a new trustee has already been appointed by the Noteholders; failing such appointment by GBG, the retiring Trustee or any Noteholder may apply to a court of competent jurisdiction, on such notice as a court of competent jurisdiction may direct, for the appointment of a new trustee; but any new trustee so appointed by GBG or by a court of competent jurisdiction, shall be subject to removal as aforesaid by the Noteholders. Any new trustee appointed under these provisions must be a corporation authorized to carry on the business of a trust company. On any new appointment, the new trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Trustee without any further assurance, conveyance, act or deed, but there shall be immediately executed, at the expense of GBG, all such conveyances or other instruments as may, in the opinion of Counsel, be necessary or advisable for the purpose of assuring the same to the new trustee. At the request of GBG or the new trustee, the retiring Trustee, upon payment of the amounts, if any, due to it pursuant to section 6.2, shall duly assign, transfer and deliver to the new trustee all property and money held and all records kept by the retiring Trustee hereunder or in connection herewith.

          Any corporation into which the Trustee may be merged or with which it may be consolidated or amalgamated or any corporation resulting from any merger, consolidation or amalgamation to which the Trustee shall be a party, shall be the successor trustee under this Indenture without the execution of any instrument or any further act.

12.10 Trustee Not Bound to Act

          The Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Trustee, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Trustee, in its sole judgment, determine at any time that its acting under this Agreement has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 Business Days’ written notice to GBG, or any shorter period of time as agreed to by the parties, notwithstanding the provisions of Section 12.9 of this Indenture, provided that (i) the Trustee’s written notice shall describe the circumstances of such non-compliance; and (ii) if such circumstances are rectified to the Trustee’s satisfaction within such notification period, then such resignation shall not be effective.

12.11 Conflict of Interest

          The Trustee represents to GBG that at the time of the execution and delivery hereof, to the best of its knowledge, no material conflict of interest exists in the Trustee’s role as a fiduciary hereunder and agrees that in the event of a material conflict of interest arising hereafter it will, within 90 days after ascertaining that it has such material conflict of interest, either eliminate same or resign its trust hereunder.

     Subject to the preceding paragraph, the Trustee, in its personal or any other capacity, may buy, lend upon and deal in securities of GBG and any of its Affiliates and generally may contract and enter into business transactions with GBG or any of its Affiliates without being liable to account for any profit made thereby.

12.12 Delegation of Powers

          The Trustee may delegate to any person the performance of any of the trusts and powers vested in it by this Indenture and any such delegation may be made upon such terms and conditions and subject to such regulations as the Trustee may think to be in the interests of the Noteholders.

12.13 Acceptance of Trust

          The Trustee hereby accepts any and all trusts created or constituted for the purposes of such sections, agrees to perform the same upon the terms and conditions herein set forth and in acting as Trustee hereunder shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to this Indenture and the trusts established hereunder.

12.14 Privacy Issues

          The parties acknowledge that the Trustee may, in the course of providing services hereunder, collect or receive financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes:

(a)	to provide the services required under this agreement and other services that may be requested from time to time;

(b)	to help the Trustee manage its servicing relationships with such individuals;

(c)	to meet the Trustee’s legal and regulatory requirements; and

(d)	if Social Insurance Numbers or Social Security Numbers are collected by the Trustee, to perform tax reporting and to assist in verification of an individual’s identity for security purposes.

Each party acknowledges and agrees that the Trustee may receive, collect, use and disclose personal information provided to it or acquired by it in the course of this Indenture for the purposes described above and, generally, in the manner and on the terms described in its privacy code, which the Trustee shall make available on its website or upon request, including revisions thereto. Each party hereto further acknowledges and agrees that all personal information contemplated by this section that is collected or received by Trustee will be kept at the Corporate Trust Office, and may be subject to access or review by any relevant governmental authority in compliance with applicable laws. Further, each party agrees that it shall not provide or cause to be provided to the Trustee any personal information relating to an individual who is not a party to this Indenture unless that party has assured itself that such individual understands and has consented to the aforementioned uses and disclosures.

12.15 Third Party Interests

          GBG hereby represents to the Trustee that any account to be opened by, or interest to be held by, the Trustee in connection with this Indenture, for or to the credit of the GBG, is not intended to be used by or on behalf of any third party.

12.16 Environmental Indemnity

          GBG and the Guarantors jointly and severally shall indemnify the Trustee, its directors, officers, employees, and agents, and all of their successors and assigns (collectively the "Indemnified Parties") against any loss (other than a loss of profit), expense, claim, liability or asserted liability (including strict liability) and including costs and expenses of abatement and remediation of spills or releases of contaminants and including liabilities of the Indemnified Parties to third parties (including governmental agencies) in respect of bodily injuries, property damage, damage to or impairment of the environment or any other injury or damage and including liabilities of the Indemnified Parties to third parties for the third parties' foreseeable and unforeseeable consequential damages incurred as a result of: (a) the administration of the trust created hereby; (b) the exercise by the Trustee of any rights hereunder; which result from or relate, directly or indirectly, to: (i) the presence or release of any contaminants, by any means or for any reason, on the GBG Charged Property and property charged by the Guarantors hereunder, whether or not release or presence of the contaminants was under control, care or management of GBG or the Guarantors or of a previous owner, or of a tenant; (ii) any contaminant present on or released from any contiguous property to the GBG Charged Property and property charged by the Guarantors hereunder; or (iii) the breach or alleged breach of any environmental laws by GBG or the Guarantors. For the purposes of this Section 12.16, "liability" shall include (i) liability of an Indemnified Party for costs and expenses of abatement and remediation of spills and releases of contaminants, (ii) liability of an Indemnified Party to a third party to reimburse the third party for bodily injuries, property damages and other injuries or damages which the third party suffers, including (to the extent, if any, that the Indemnified Party is liable therefor) foreseeable and unforeseeable consequential damages suffered by the third party and (iii) liability of the Indemnified Party for damage to or impairment of the environment; and (iv) liability of an Indemnified Party for court costs, expenses of alternative dispute resolution proceedings, and fees and disbursements of expert consultants and legal counsel on a solicitor and client basis.

13.   GUARANTEE

13.1 Guarantee

          Each Guarantor hereby jointly and severally, absolutely, unconditionally and irrevocably guarantees (the "Guarantee") to each Noteholder and to the Trustee and their respective successors, irrespective of the validity and enforceability of this Indenture, the Notes or the obligations of GBG or any other Guarantors to the Noteholders or the Trustee hereunder or thereunder, that: (a) the principal of, interest on, and any additional amounts, if any, with respect to the Notes will be duly and punctually paid in full when due, whether at maturity, by acceleration or otherwise, and interest on the overdue principal and (to the extent permitted by law) interest on, or additional amounts, if any, with respect to the Notes, and (b) all other obligations of GBG or the Guarantors to the Noteholders or the Trustee hereunder or under the Notes (including amounts due the Trustee) and all other obligations of GBG to the Noteholders or the Trustee hereunder or under the Notes, the GBG GSA or any other document relating hereto or thereto (including fees, expenses or other), will be promptly paid in full or performed, all in accordance with the terms hereof and thereof. Failing payment when due of any amount so guaranteed, or failing performance of any other obligation of GBG to the Noteholders, for whatever reason, each Guarantor will be obligated to pay, or to perform or cause the performance of, the same immediately. This Guarantee is valid as of the date hereof without the need of the Noteholders or the Trustee expressly giving notice of their acceptance thereto.

          An Event of Default shall constitute an event of default under this Guarantee, and shall entitle the Noteholders or the Trustee to accelerate the obligations of the Guarantors hereunder in the same manner and to the same extent as the obligations of GBG. Each Guarantor further agrees that, as between it, on the one hand, and the Noteholders and the Trustee, on the other hand, (a) subject to this Article 13, the maturity of the obligations guaranteed hereby may be accelerated as provided herein for the purposes of this Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the obligations guaranteed hereby, and (b) in the event of any acceleration of such guaranteed obligations as provided herein, such obligations (whether or not due and payable) shall forthwith become due and payable by the Guarantors for the purpose of this Guarantee.

          As general and continuing security for the due and punctual payment and performance of each Guarantor's obligations under this Indenture or this Guarantee, each Guarantor shall, forthwith after the execution hereof or its accession hereto, as applicable, execute and deliver a chattel mortgage and pledge of assets, as applicable as advised by Counsel, in favour of the Trustee for and on behalf of the Noteholders, in a form and content acceptable to such Guarantor and the Trustee as advised by Counsel, and pursuant to such chattel mortgage and pledge of assets, as applicable as advised by Counsel, each such Guarantor shall grant a security interest, lien, mortgage and hypothec on the universality of all of its property, movable and immovable (personal and real), present and future, corporeal and incorporeal (tangible and intangible), which security interest, lien, mortgage and hypothec shall be in priority to all Liens created or to be created to secure the repayment of any other Indebtedness of such Guarantor (subject to Indebtedness incurred pursuant to Permitted Liens).

          If there is any conflict between the terms of any security document entered into by a Guarantor and this Indenture, the terms of this Indenture shall govern.

     Each of the Guarantors hereby agrees that its obligations hereunder shall be unconditional, irrespective of the loss or diminution of capacity of GBG or any other Guarantor, any change in the name of GBG, the acquisition of the business of GBG by another person, any change whatsoever in the objects, capital structure or constitution of GBG, the amalgamation of GBG or its business with any other person or with the business of any such other person, the validity, regularity or enforceability of the Notes or this Indenture, the absence of any action to enforce the same, any waiver or consent by any Holder of the Notes with respect to any provisions hereof or thereof, any release of any other Guarantor, the recovery of any judgment against GBG, any action to enforce the same, whether or not a guarantee is affixed to any particular Note, or any other circumstance which might otherwise constitute a legal or equitable discharge or defense of a guarantor. Each of the Guarantors hereby waives the benefit of diligence, presentment, demand for payment, filing of claims with a court in the event of insolvency or bankruptcy of GBG, any right to require a proceeding first against GBG, protest, notice and all demands whatsoever This Guarantee is a guarantee of payment and not of collection. No settlement or discharge of the obligations guaranteed pursuant to this Guarantee shall be effective if any payment by GBG or any Guarantor in respect of such guaranteed obligations is avoided, affected or reduced including by virtue of any provisions or enactments relating to bankruptcy, insolvency, liquidation or similar or other laws of general application from time to time, and if such payment is so avoided, affected or reduced, the Trustee and the Noteholders shall be entitled to recover the amount of such payment as if such settlement or discharge had not occurred and this Guarantee, to the extent theretofore discharged, shall be reinstated in full force and effect.

          The Trustee and the Noteholders, without thereby releasing any Guarantor, in whole or in part, under this Guarantee, may, in accordance with this Indenture, grant extensions of time, renewals, postponements and releases; they may also (i) take and give up Liens or guarantees or abandon same, in whole or in part, (ii) abstain from taking, perfecting, registering, publishing, renewing or enforcing any Lien or guarantee, (iii) accept arrangements or otherwise deal with the Company and others including any other guarantor, (iv) dispose of any Lien or guarantee and (v) amend, terminate, waive or otherwise modify any provision of this Indenture, the Notes or this Guarantee or any security granted hereunder.

          The obligations of each Guarantor hereunder will constitute and be continuing obligations and will apply to and secure any ultimate balance due or remaining due in respect of the obligations guaranteed pursuant to this Guarantee and will not be considered as wholly or partially satisfied by the payment or liquidation at any time of any sum of money for the time being due or remaining unpaid. The only circumstance where a Guarantor will be automatically released from its obligations hereunder is the case where such Guarantor is no longer required by the terms of the Indenture to maintain its Guarantee hereunder.

          This Guarantee shall remain in full force and effect and continue to be effective should any petition be filed by or against GBG for liquidation or reorganization, should GBG become insolvent or make an assignment for the benefit of creditors or should a receiver or trustee be appointed for all or any significant part of GBG’s assets, and shall, to the fullest extent permitted by law, continue to be effective or be reinstated, as the case may be, if at any time payment or performance of the Notes are, pursuant to applicable law, rescinded or reduced in amount, or must otherwise be restored or returned by any obligee on the Notes, whether as a "voidable preference," "fraudulent transfer" or otherwise, all as though such payment or performance had not been made. In the event that any such payment, or any part thereof, is rescinded, reduced, restored or returned, the Notes shall, to the fullest extent permitted by law, be reinstated and deemed reduced only by such amount paid and not so rescinded, reduced, restored or returned.

          All payments due to the Trustee or the Noteholders pursuant to the terms of this Guarantee or all other provisions, conditions, covenants and agreements to be observed and executed by the Guarantor shall be made, observed and executed by the Guarantor without any reduction whatsoever including all reductions resulting from any means of defence, right of action, right of set-off or compensation or from a reconventional demand of whatever nature, which the Guarantor has at any time against the Trustee or the Noteholders, in connection with this Guarantee, the Indenture, the Notes or otherwise.

          Each Guarantor hereby binds itself with GBG and the other Guarantors as joint and several codebtor for the payment and performance of the obligations guaranteed pursuant to this Guarantee. The Trustee and the Noteholders shall not be bound to exhaust their recourse against GBG or any Guarantor or under any other Lien or guarantee before being entitled to payment from any Guarantor under this Guarantee. Each Guarantor hereby irrevocably renounces to the benefits of discussion and division. Subject to the foregoing, the Guarantors shall have the right to seek contribution from any non paying Guarantor so long as the exercise of such right does not impair the rights of the Trustee or the Noteholders under this Guarantee.

          Notwithstanding anything contained herein to the contrary, each Guarantor shall, under this Guarantee, only be liable, directly or indirectly, for the maximum amount that can be guaranteed by such Guarantor without contravening the provisions of applicable law.

          No shareholder, officer, director, employee or incorporator, past, present or future, of any Guarantor, as such, shall have any personal liability under this Guarantee by reason of his, her or its status as such shareholder, officer, director, employee or incorporator.

          Each Guarantor agrees, at its expense, to do all such things and to execute and deliver to the Trustee and the Noteholders, from time to time, any such additional instruments or documents considered necessary or desirable to cause the Guarantee of such Guarantor to be, become or remain valid and effective in accordance with the terms of this Article 13.1, or to otherwise give full force and effect to the terms of this Article 13.1.

13.2 Subordination of Claims and Postponement of Subordination

          Each Guarantor hereby subordinates all its claims, whether present or future, against GBG to the obligations guaranteed pursuant to this Guarantee, so as to enable the Trustee and the Noteholders, in all circumstances, to be fully paid such guaranteed obligations in priority over such claims of each Guarantor.

          Each Guarantor hereby absolutely, unconditionally and irrevocably agrees to refrain, until the obligations guaranteed pursuant to this Guarantee shall have been fully and indefeasibly paid and performed and until the Trustee and the Noteholders shall have received the entire amount of their claims in connection with such guaranteed obligations, from exercising any right which it may now or hereafter acquire against GBG that arises from the existence, payment, performance or enforcement of such Guarantor’s obligations under this Guarantee and this Indenture, including, without limitation, any right of subrogation, reimbursement, exoneration, indemnification, and any right to participate in any claim or remedy of any Holder of Notes against GBG, whether or not such claim, remedy or right arises in equity, or under contract, statute or common law, including, without limitation, the right to take or receive from GBG, directly or indirectly, in cash or other property or by set off or compensation or in any other manner, payment or Lien on account of such claim or other rights.

          If any amount shall be paid to any Guarantor in violation of any of the preceding subparagraphs of this section 13.2 and the obligations guaranteed pursuant to this Guarantee shall not have been fully and indefeasibly paid and performed, such amount shall be deemed to have been paid to such Guarantor for the benefit of, and shall be held in trust for the benefit of, the Noteholders, and shall forthwith be paid to the Trustee for the benefit of such Noteholders, to be credited and applied upon such guaranteed obligations, whether matured or unmatured, in accordance with the terms of this Indenture.

          Each Guarantor acknowledges that it will receive direct and indirect benefits from the financing arrangements contemplated by this Indenture and that the subordination and postponement set forth in this section 13.2 are knowingly made in contemplation of such benefits.

14.   MISCELLANEOUS

14.1 Manner of Giving Notice

          Any notice required or permitted by the provisions of this Indenture to be given to a Noteholder, the Trustee or GBG shall be deemed conclusively to have been made if given either by hand delivery or by prepaid first class mail or by facsimile transmission in either event addressed:

(a)	in the case of the Noteholders, at their addresses shown on the register kept by the Trustee pursuant to section 2.9;

(b)	in the case of the Trustee, as follows:

HSBC BANK USA, N.A.
Corporate Trust & Loan Agency
452 Fifth Avenue
New York, NY 10016
Attention: International Finance Unit
Telecopier : (212) 525-1300

(c)	in the case of GBG, as follows:

GREAT BASIN GOLD LIMITED
138 West Street
Sandown 2169
Sandton, South Africa 2146
Attention:        Chief Financial Officer
Telecopier:       27 11 301 1840

With a courtesy copy to:

LANG MICHENER LLP
1500-1055 West Georgia
Vancouver, B.C. V6E 4N6
Attention :         Mr. Bernhard Zinkhofer
Telecopier :        (604) 685-7084

provided that if there is a general discontinuance of postal service due to strike, lockout or otherwise, such notice may be given by publication twice in the Wall Street Journal; provided further that if there is no such newspaper having national circulation, then by publishing twice in the business section or a newspaper in the city where the Corporate Trust Office is maintained. Any notice so given shall be deemed to have been given on the day of hand delivery or on the day of courier or the day following that on which the notice was mailed or on the day that it was sent by facsimile if delivered prior to 5:00 p.m. (Eastern Standard Time) on a Business Day and otherwise on the next Business Day, in the case of notice being given by publication, after publishing such notice twice in the designated newspaper or newspapers. In proving notice was mailed, it shall be sufficient to prove that such notice was properly addressed, stamped and mailed. Notice to any one of several joint Holders of Notes shall be deemed effective notice to the other joint Holders. Any notice sent by mail to or left at the address of a Noteholder pursuant to this section shall, notwithstanding the death or bankruptcy of such Noteholder, and whether or not the Trustee has notice of such death or bankruptcy, be deemed to have been fully given and shall be deemed sufficient notice to all persons having an interest in the Notes concerned.

14.2 Day not a Business Day

          In the event that any day on which any action is required to be taken hereunder is not a Business Day, then such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day.

14.3 Execution and Effect of Restated Indenture

          Subject to Article 11, a restated Indenture, setting forth the terms of this Indenture, as amended to the time of execution, may be executed at any time or from time to time by the Trustee and such restated Indenture as so executed shall thereafter be effective and may thereafter be referred to in lieu of the original Indenture as so amended; provided, however, that no such execution of a restated Indenture shall be deemed to constitute a termination of this Indenture or the trusts constituted hereunder.

14.4 Consolidations

          The Trustee may prepare consolidated copies of this Indenture as it may from time to time be amended or amended and restated and may certify the same to be a true consolidated copy of this Indenture, as amended or amended and restated.

14.5 Counterparts

          This Indenture may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument, which shall be sufficiently evidenced by any such original counterpart and notwithstanding their date of execution shall be deemed to be dated the date of this Indenture.

14.6 Severability

          The provisions of this Indenture are severable and if any provisions are in conflict with any applicable law, the conflicting provisions shall be deemed never to have constituted a part of this Indenture and shall not affect or impair any of the remaining provisions thereof. If any provision of this Indenture shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect or render invalid or unenforceable such provision in any other jurisdiction or any other provision of this Indenture in any jurisdiction.

14.7 Headings for Reference Only and Preamble

          The headings preceding the Articles and sections hereof have been inserted for convenience and reference only and shall not be construed to affect the meaning, construction or effect of this Indenture. The preamble and recitals hereto (and all definitions therein contained) shall form an integral part of this Indenture.

14.8 Successors and Assigns

          Except as expressly contemplated hereby (including, without limitation, section 2.17), neither this Indenture, nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto (whether by operation of law or otherwise) without the prior written consent of the parties hereto. Subject to the preceding sentence, the provisions of this Indenture shall enure to the benefit of, and be binding upon, the parties and their respective successors and assigns.

14.9 Time of the Essence

          Time shall be of the essence of this Indenture.

14.10 Governing Law

          This Indenture and the Notes shall be interpreted and governed by, take effect and be construed exclusively in accordance with the laws of the Province of British Columbia. Any and all disputes arising under this Indenture, whether as to interpretation, performance or otherwise, shall be subject to the non-exclusive jurisdiction of the courts of the Province of British Columbia and the parties hereto hereby irrevocably attorn, and each Noteholder shall be deemed to hereby irrevocably attorn, to the non-exclusive jurisdiction of the courts of such province.

14.11 Entire Agreement

          This Indenture and all documents contemplated by or delivered under or in connection with this Indenture, constitute the entire agreement between the parties with respect to the subject matter and supersede all prior agreements, negotiations, discussions, undertakings, representations, warranties and undertakings, whether written or verbal.

IN WITNESS WHEREOF each of the parties has caused these presents to be executed as of the date indicated on the first page of this Indenture.

GREAT BASIN GOLD LIMITED

Per:	/s/ Ferdi Dippenaar /s/ P.R. Cooke
Director
Name:
Title:

GREAT BASIN GOLD INC.

Per:	/s/ Ferdi Dippenaar
Name:
Title:

RODEO CREEK GOLD INC.

Per:	/s/ Ferdi Dippenaar
Name:
Title:

ANTLER PEAK GOLD INC.

Per:	/s/ Ferdi Dippenaar
Name:
Title:

HOLLISTER VENTURE CORP.

Per:	/s/ Ferdi Dippenaar
Name:
Title:

TOUCHSTONE RESOURCES COMPANY

Per:	/s/ Ferdi Dippenaar
Name:
Title:

HSBC BANK USA, N.A.

Per:	/s/ Frank J. Godino
Name: FRANK J. GODINO
Title: VICE PRESIDENT

Per:	/s/ Deirdra N. Ross
Name: DEIRDRA N. ROSS
Title: VICE PRESIDENT

SCHEDULE "A"

To the Secured Note Indenture between Great Basin Gold Limited and HSBC BANK USA, N.A. providing for the issue of Senior Secured Notes of Great Basin Gold Limited

____________________________________________________________________________________

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE APRIL 13, 2009.

[For Senior Secured Notes issued in the United States or to, or for, the account or benefit of, "U.S. Persons", as such term is defined in Regulation S under the U.S. Securities Act of 1933, as amended, please insert the following legend: THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON TSX.

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933 (THE “U.S. SECURITIES ACT“), OR ANY STATE SECURITIES LAWS OF THE UNITED STATES. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF GREAT BASIN GOLD INC. (THE “CORPORATION”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) IN ACCORDANCE WITH THE EXEMPTIONS FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULES 144 OR 144A THEREUNDER, IF APPLICABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS, OR (D) WITH THE PRIOR WRITTEN CONSENT OF THE CORPORATION (WHICH WILL BE DELIVERED PROMPTLY AND WILL NOT BE UNREASONABLY WITHHELD, BUT WHICH MAY BE CONDITIONAL ON DELIVERY OF A LEGAL OPINION OF COUNSEL OF RECOGNIZED STANDING OR OTHER EVIDENCE IN FORM AND SUBSTANCE SATISFACTORY TO THE CORPORATION AND THE TRUSTEE), PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS.]

DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

2

FORM OF SENIOR SECURED NOTES

NO. •	US$•

GREAT BASIN GOLD LTD.
(A corporation incorporated under the laws of British Columbia)
SENIOR SECURED NOTE
DUE December 12, 2011

Great Basin Gold Limited ("GBG") for value received hereby promises to pay to the order of ______________________________________ on December 12, 2011 (the "Maturity Date") or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture hereinafter mentioned, the sum of 120% of

     • DOLLARS ($•)

in lawful money of the United States, on presentation and surrender of this Note at the Corporate Trust Office.

This Note is one of the Senior Secured Notes due December 12, 2011 in the aggregate principal amount denominations of $1,000 in lawful money of the United States issued under a Senior Secured Note Indenture (the "Indenture") made as of December 12, 2008 and made between GBG and HSBC Bank USA, N.A., as trustee (the "Trustee"). Reference is hereby made to the Indenture for a description of the rights of the holders of the said Notes, GBG and the Trustee and of the terms and conditions upon which the Notes are issued and held, all to the same effect as if the provisions of the Indenture were herein set forth, to all of which provisions the holder of this Note, by acceptance hereof, assents. All capitalized terms used herein have the meaning ascribed thereto in the Indenture unless otherwise indicated.

The Notes are issuable as fully registered Notes in denominations of US$1,000 and integral multiples of US$1,000 and in other authorized denominations. The Notes of any authorized denomination may be exchanged, as provided in the Indenture, for Notes in an equal aggregate principal amount in some authorized denomination or denominations.

This Note and all other Notes authenticated and issued under the Indenture rank pari passu with one another, in accordance to their tenor without discrimination, preference or priority. Except as otherwise set out in the Indenture, the Indenture does not restrict GBG from incurring additional Indebtedness for borrowed money or from mortgaging, pledging or charging its properties to secure any Indebtedness.

Subject to regulatory requirements, Notes may be purchased by GBG in the open market or by tender or private contract at any price. Notes purchased by GBG shall be cancelled and shall not be reissued.

The Indenture contains provisions for the holding of meetings of Noteholders and rendering resolutions passed at such meetings and instruments in writing signed by the holders of 51% of the Notes outstanding binding upon all Noteholders, subject to the provisions of the Indenture.

This Note may only be transferred upon compliance with the conditions precedent in the Indenture on the register kept at the Corporate Trust Office and may be exchanged at any such place, by the registered holder hereof or his executors or administrators or other legal

3

representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee, and upon compliance with such reasonable requirements as the Trustee and/or registrar may prescribe, and such transfer shall be duly noted thereon by the Trustee.

This Note shall not become obligatory for any purpose until it shall have been authenticated by the Trustee for the time being under the Indenture.

The holder of this Note, by receiving and holding same, hereby accepts and agrees to be bound by the terms, and to be entitled to the benefits of this Note and of the Indenture and confirms and ratifies the appointment of the Trustee as the fondé de pouvoir (holder of the power of attorney) of the holder of this Note to the extent necessary for the purposes hereof and of the Indenture, the whole in accordance with and subject to the respective provisions thereof.

IN WITNESS WHEREOF GBG has caused this Note to be signed by its duly authorized signing authorities.

DATED as of the 12th day of December, 2008.

GREAT BASIN GOLD LIMITED

By:
(Authorized Officer)

By:
(Authorized Officer)

TRUSTEE’S CERTIFICATE

          This Note is one of the Senior Secured Notes referred to in the Indenture within mentioned.

HSBC BANK USA, N.A.

By: ______________________________________

FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto ___________________________________________, whose address and social insurance number, if applicable, are set forth below, this Note (or US$____________________ principal amount hereof) of Great Basin Gold Ltd. standing in the name(s) of the undersigned in the register maintained by or on behalf of Great Basin Gold Ltd. with respect to such Note and does hereby irrevocably authorize and direct __________________ to transfer such Note in such register, with full power of substitution in the premises. The transferee of all of any part of the Notes referred to in this Assignment, acknowledges, by his acceptance of such Notes, that the Notes are governed by the Indenture.

Dated: _______________________

Address of Transferee:
	(Street	Address)

(City, Province and Postal Code)

Social Insurance Number of Transferee, if applicable: _________________________

*	If less than the full principal amount of the within Note is to be transferred, indicate in the space provided the principal amount (which must be US$1,000 or an integral multiple thereof).

1.

The signature(s) to this assignment must correspond with the name(s) as written upon the face of this Note in every particular without alteration or any change whatsoever. The signature(s) must be guaranteed by an eligible guarantor institution with membership in an approved signature guarantee medallion program. Notarized or witnessed signatures are not acceptable as guaranteed signatures.

2.	The registered holder of this Note is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this Note.

Signature of Guarantor:

Authorized Officer	Signature of transferring registered holder

Name of Institution